Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

DUN & BRADSTREET HOLDINGS, INC.,

DENALI INTERMEDIATE HOLDINGS, INC.

and

DENALI BUYER, INC.

Dated as of March 23, 2025

Page

ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2

ARTICLE II
ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

2.1	The Certificate of Incorporation	2
2.2	The Bylaws	3
2.3	Directors of Surviving Corporation	3
2.4	Officers of the Surviving Corporation	3

ARTICLE III
EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

3.1	Effect on Capital Stock	3
3.2	Exchange of Certificates	4
3.3	Dissenters’ Rights	7
3.4	Adjustments to Prevent Dilution	7
3.5	Treatment of Equity Awards	7

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Organization, Good Standing and Qualification	11
4.2	Capital Structure	11
4.3	Corporate Authority and Approval	13
4.4	Governmental Filings; No Violations	13
4.5	Company Reports; Financial Statements	14
4.6	Absence of Certain Changes	16
4.7	Litigation	16
4.8	No Undisclosed Liabilities	16
4.9	Employee Benefits	17
4.10	Labor Matters	19
4.11	Compliance with Laws, Licenses	20
4.12	Material Contracts	22
4.13	Takeover Statutes	23
4.14	Environmental Matters	24
4.15	Taxes	24
4.16	Intellectual Property	25
4.17	Data Privacy	26

i

(cont.)

Page

4.18	Insurance	27
4.19	Real Property	27
4.20	Affiliate Transactions	27
4.21	Brokers and Finders	28
4.22	Opinion of Financial Advisor	28
4.23	No Other Representations and Warranties	28

ARTICLE V
representations and warranties of parent and merger sub

5.1	Organization, Good Standing and Qualification	28
5.2	Ownership of Merger Sub	29
5.3	Corporate Authority; Approval	29
5.4	Governmental Filings; No Violations	29
5.5	Litigation	30
5.6	Brokers and Finders	30
5.7	Financial Ability	30
5.8	Solvency	33
5.9	No Other Representations and Warranties	33
5.10	Access to Information; Disclaimer	33

ARTICLE VI
COVENANTS

6.1	Interim Operations	34
6.2	Acquisition Proposals	38
6.3	Information Supplied	42
6.4	Company Stockholders Meeting	44
6.5	Filings; Other Actions; Notification and Cooperation	45
6.6	Access; Consultation	48
6.7	Stock Exchange De-listing and De-registration	49
6.8	Publicity	49
6.9	Employee Benefits	49
6.10	Expenses; Transfer Taxes	50
6.11	Indemnification; Directors’ and Officers’ Insurance	51
6.12	Takeover Statute	53
6.13	Control of the Company’s or Parent’s Operations	53
6.14	Section 16(b)	53
6.15	Approval by Sole Stockholder of Merger Sub	53
6.16	Stockholder Litigation	53
6.17	Existing Credit Agreement; Existing A/R Securitization Agreement	54
6.18	Company Notes	55
6.19	Financing	56

(cont.)

Page

ARTICLE VII
CONDITIONS

7.1	Conditions to Each Party’s Obligation to Effect the Merger	61
7.2	Conditions to Obligations of Parent and Merger Sub	61
7.3	Conditions to Obligation of the Company	62
7.4	Frustration of Conditions	62

ARTICLE VIII
TERMINATION

8.1	Termination by Mutual Consent	63
8.2	Termination by Either Parent or the Company	63
8.3	Termination by the Company	64
8.4	Termination by Parent	65
8.5	Effect of Termination and Abandonment	65

ARTICLE IX
MISCELLANEOUS AND GENERAL

9.1	Survival	68
9.2	Modification or Amendment	69
9.3	Waiver	69
9.4	Counterparts; Effectiveness	69
9.5	Governing Law and Venue; Waiver of Jury Trial	69
9.6	Notices	71
9.7	Entire Agreement	72
9.8	No Third Party Beneficiaries	73
9.9	Obligations of Parent and of the Company	73
9.10	Severability	73
9.11	Interpretation	74
9.12	Assignment	74
9.13	Specific Performance	74
9.14	No Recourse	75
9.15	Definitions	76

INDEX OF DEFINED TERMS

Defined Term	Section
“Accelerated RS Terms”	3.5(d)
“Accelerated RSU Terms”	3.5(b)
“Acceptable Confidentiality Agreement”	9.15
“Acquisition Proposal”	9.15
“Action”	9.5(b)(iii)
“Affiliate”	9.15
“Affiliate Transaction”	4.20
“Agreement”	Preamble
“Alternative Acquisition Agreement”	6.2(d)
“Alternative Financing”	6.19(d)
“Antitrust Laws”	9.15
“Applicable Date”	4.5(a)
“Applicable Jurisdiction”	7.1(c)
“A/R Securitization Payoff Letter”	6.17(b)
“Bankruptcy and Equity Exception”	4.3
“BofA Securities”	4.21
“Business Day”	9.15
“Bylaws”	2.2
“Capitalization Date”	4.2(a)
“Certificate”	3.1(a)(i)
“Certificate of Incorporation”	2.1
“Certificate of Merger”	1.3
“Change in Recommendation”	6.2(d)
“Closing”	1.2
“Closing Date”	1.2
“Code”	3.2(f)
“Commitment Letters”	5.7(a)(i)
“Company”	Preamble
“Company Balance Sheet”	4.8
“Company Bylaws”	4.1
“Company Certificate of Incorporation”	4.1
“Company Disclosure Letter”	ARTICLE IV
“Company ESPP”	3.5(a)
“Company Lease”	4.19
“Company Material Adverse Effect”	9.15
“Company Notes”	6.18
“Company Option”	3.5(a)
“Company Plan”	9.15
“Company Recommendation”	4.2(d)
“Company Related Parties”	8.5(g)
“Company Reports”	4.5(a)
“Company Requisite Vote”	4.2(d)

Defined Term	Section
“Company Restricted Stock”	3.5(e)
“Company RSU”	3.5(b)
“Company Stock Plan”	3.5(a)
“Company Stockholders Meeting”	6.4(a)
“Company Termination Fee”	8.5(b)
“Compliant”	9.15
“Confidentiality Agreement”	9.7
“Consent”	4.4(a)
“Continuation Period”	6.9(a)
“Continuing Employee”	6.9(a)
“Contracts”	4.4(b)
“COVID-19”	9.15
“D&O Insurance”	6.11(b)
“Debt Commitment Letter”	5.7(a)(i)
“Debt Financing”	5.7(a)(i)
“Debt Payoff Letter”	6.17(a)
“Definitive Financing Agreements”	6.19(a)
“DGCL”	1.1
“Dissenting Stockholders”	3.1(a)(i)
“Effective Time”	1.3
“Environmental Law”	9.15
“Equity Commitment Letter”	5.7(a)(i)
“Equity Financing”	5.7(a)(i)
“Equity Investor”	5.7(a)(i)
“ERISA”	9.15
“Exchange Act”	4.4(a)
“Exchange Fund”	3.2(a)
“Exchange Ratio”	9.15
“Excluded Shares”	3.1(a)(i)
“Existing A/R Securitization Agreement”	6.17(b)
“Existing Credit Agreement”	6.17(a)
“Extended Termination Date”	8.2(a)
“FCA”	9.15
“FCA Approval”	9.15
“FCA Regulated Entity”	9.15
“FCPA”	4.11(b)
“FSMA”	9.15
“Financial Statements”	9.15
“Financing”	5.7(a)(i)
“Financing Indemnitees”	6.19(g)
“Foreign Company Plan”	4.9(e)
“Foreign Investment and Competition Laws”	4.4(a)
“GAAP”	9.15
“Go-Shop Period”	6.2(a)
“Go-Shop Termination Fee”	8.5(b)

v

Defined Term	Section
“Government Official”	9.15
“Governmental Entity”	4.4(a)
“Guarantor”	5.7(g)
“Holdco”	3.5(b)
“Holdco Common Stock”	3.5(b)
“HSR Act”	4.4(a)
“Indebtedness”	9.15
“Indemnified Parties”	6.11(a)
“Information Technology Systems”	9.15
“Intellectual Property”	9.15
“Intervening Event”	9.15
“Knowledge of the Company”	9.15
“Law”	9.15
“Leased Real Property”	4.19
“Lenders”	9.15
“Licenses”	4.11(a)
“Lien”	4.2(d)
“Limited Guarantee”	5.7(g)
“Marketing Period”	9.15
“Material Contracts”	4.12(p)
“Merger”	Recitals
“Merger Consideration”	3.1(a)(i)
“Merger Sub”	Preamble
“New Commitment Letter”	6.19(d)
“No-Shop Period Start Date”	6.2(a)
“NYSE”	9.15
“OFAC”	4.11(e)
“Order”	9.15
“Owned Real Property”	4.19
“Parent”	Preamble
“Parent Material Adverse Effect”	9.15
“Parent Related Parties”	8.5(g)
“Parent Termination Fee”	8.5(d)
“Paying Agent”	3.2(a)
“Payment”	8.5(f)
“PBGC”	4.9(d)
“Permitted Liens”	9.15
“Person”	9.15
“Personal Data”	9.15
“Preferred Shares”	4.2(a)
“Privacy Laws”	9.15
“Privacy Requirements”	9.15
“Processing”	9.15
“Proceedings”	4.7
“Proxy Statement”	6.3(a)

Defined Term	Section
“Registered IP”	4.16(a)
“Regulatory Actions”	6.5(d)
“Reimbursement and Enforcement Cap”	8.5(h)
“Representatives”	6.2(a)
“Required Financial Information”	9.15
“Required Amount”	5.7(d)
“Rollover Restricted Stock”	3.5(d)
“Rollover RSU”	3.5(b)
“RSU Consideration”	3.5(c)
“RS Consideration”	3.5(e)
“Sarbanes-Oxley Act”	4.5(a)
“SEC”	4.5(a)
“Second Request”	6.5(b)
“Securities Act”	4.4(a)
“Security Incident”	9.15
“Shares”	3.1(a)(i)
“Solvent”	9.15
“Specified Acquisition”	6.5(b)
“Staff”	6.3(a)
“Subsidiary”	9.15
“Superior Proposal”	9.15
“Surviving Corporation”	1.1
“Takeover Statute”	4.13
“Tax”	9.15
“Tax Return”	9.15
“Taxable”	9.15
“Termination Date”	8.2(a)
“Treasury Regulations”	9.15
“Uncertificated Shares”	3.1(a)(i)
“Unvested Company Restricted Stock”	3.5(d)
“Unvested Company RSU”	3.5(b)
“Vested Company RSU”	3.5(c)
“Vested Company Restricted Stock”	3.5(e)
“Voting Agreements”	Recitals
“Willful Breach”	9.15

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of March 23, 2025, by and among Dun & Bradstreet Holdings, Inc., a Delaware corporation (the “Company”), Denali Intermediate Holdings, Inc., a Delaware corporation (“Parent”), and Denali Buyer, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and (c) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (b) determined that the Merger is fair to, and in the best interests of, Parent and its stockholder(s);

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is fair to, and in the best interests of Merger Sub and its sole stockholder, (c) resolved to recommend to its sole stockholder the adoption of this Agreement and (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Stockholders have entered into voting agreements with Parent and Merger Sub (the “Voting Agreements”), pursuant to which, among other things, such Persons have agreed, on the terms and subject to the conditions set forth in the Voting Agreements, to vote all of such Persons’ Shares in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME

1.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and become a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”), this Agreement and the Certificate of Merger (as defined below).

1.2            Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date that is as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement (the date on which the Closing occurs is referred to as the “Closing Date”). Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), then the Closing shall occur instead on the date that is the earlier to occur of (i) any Business Day during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior written notice to the Company and (ii) one (1) Business Day following the final day of the Marketing Period, in each case, subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).

1.3            Effective Time. Concurrently with the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed upon by the Company and Parent in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II
ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS
OF THE SURVIVING CORPORATION

2.1            The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) shall be amended to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.11 and the terms of this Agreement, and as such shall be the Certificate of Incorporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.2            The Bylaws. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (the “Bylaws”), except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.11, and as such shall be the Bylaws until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.3            Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4            Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

ARTICLE III
EFFECT OF THE MERGER ON SECURITIES;
EXCHANGE

3.1            Effect on Capital Stock.

(a)            At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub, except as otherwise agreed between the holder of such securities and Parent:

(i)             Merger Consideration. Each share of common stock, par value $0.0001, of the Company (the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by (x) Parent or Merger Sub or any of their respective Subsidiaries, (y) the Company as treasury stock (each such Share referred to in clauses (x) and (y) above, an “Excluded Share” and, collectively, the “Excluded Shares”) and (z) stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the DGCL) shall be converted into the right to receive $9.15 per Share in cash, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Shares (other than Excluded Shares and Shares owned by Dissenting Stockholders) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than the Excluded Shares and Shares owned by Dissenting Stockholders) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares and Shares owned by Dissenting Stockholders) shall thereafter represent only the right to receive the Merger Consideration, and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Stockholders shall thereafter represent only the right to receive the payment of which reference is made in Section 3.3.

(ii)            Cancellation of Excluded Shares and each Share owned by Dissenting Stockholders. Subject to Section 3.3, each Excluded Share and each Share owned by Dissenting Stockholders outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b)            Merger Sub. Each share of common stock, par value $0.0001, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

3.2            Exchange of Certificates.

(a)            Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld, conditioned or delayed (the “Paying Agent”), for the benefit of the holders of Shares, an aggregate amount of cash comprising approximately the amounts required to be delivered pursuant to Section 3.1(a) in respect of Shares (other than Excluded Shares and Shares owned by Dissenting Stockholders) (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 3.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1(a). No later than five (5) Business Days prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration from the Exchange Fund in accordance with this Agreement.

(b)            Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Shares outstanding immediately prior to the Effective Time (other than Excluded Shares and Shares owned by Dissenting Stockholders): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(e)). Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(f)) equal to the cash amount that such holder is entitled to receive pursuant to Section 3.1(a), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, reasonably acceptable to Parent (not to be unreasonably withheld, delayed or conditioned). Any compensatory amounts payable pursuant to this Agreement shall be made through the Surviving Company’s payroll procedures on the next administratively practicable payroll date following the Effective Time. None of Parent, Merger Sub, the Company or the Surviving Corporation shall have any liability for the transfer Taxes and other similar Taxes described in the foregoing sentence.

(c)            Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(d)            Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent or the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e)            Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Surviving Corporation) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as an indemnity against any claims that may be made against it, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f)             Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted or withheld amounts shall be timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity. To the extent that amounts are so deducted or withheld and timely remitted to the applicable Governmental Entity by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be. Except to the extent such withholding (i) is in respect of amounts treated as compensation for tax purposes or (ii) results from the failure to provide a validly executed IRS Form W-9 or W-8, Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall use commercially reasonable efforts to provide, at least fifteen (15) days prior to making any deduction or withholding pursuant to this Section 3.2(f), written notice to the Company of any anticipated deduction or withholding (together with the legal basis thereof) and shall cooperate in good faith to obtain any available exemption from, or reduction of, such deduction or withholding.

(g)            Uncertificated Shares. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Shares (other than in respect of Excluded Shares and Shares owned by Dissenting Stockholders) materials advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration and (ii) deliver the cash that such holder is entitled to receive in respect of its Shares pursuant to Section 3.1(a) (after giving effect to any required Tax withholdings as provided in Section 3.2(f)), without interest thereon.

3.3            Dissenters’ Rights. Notwithstanding anything to the contrary herein, no Dissenting Stockholder shall be entitled to receive cash pursuant to the provisions of this ARTICLE III unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. If, after the Effective Time, any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding. The Company shall give Parent written notice as promptly as practicable of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Parent shall have the right to participate in and direct and control all negotiations and proceedings with respect to any such demands. Any amounts required to be paid in respect of any Shares held by a Dissenting Stockholder shall be paid by the Surviving Corporation.

3.4            Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration; provided that nothing in this Section 3.4 shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that would otherwise be prohibited by the terms of this Agreement.

3.5            Treatment of Equity Awards.

(a)            Treatment of Stock Options. At the Effective Time, with respect to each outstanding option to purchase Shares (other than rights to purchase Shares under the Company ESPP) (a “Company Option”) granted under the Dun & Bradstreet 2020 Omnibus Incentive Plan (the “Company Stock Plan”), whether vested or unvested, such Company Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect. From and after the Effective Time, each Company Option shall no longer be exercisable by the former holder thereof.

(b)            Treatment of Unvested Restricted Stock Units. At the Effective Time, each unvested restricted stock unit subject to time-based or performance-based vesting conditions that is not a Director RSU (a “Unvested Company RSU”) granted under the Company Stock Plan outstanding as of immediately prior to the Effective Time, shall be assumed and converted into a restricted stock unit of common stock (the “Holdco Common Stock”) of the indirect parent of Parent (“Holdco”, and such restricted stock unit, a “Rollover RSU”), with the same time-based (only) vesting as the applicable Unvested Company RSU. The Rollover RSU shall reflect the right to receive a number of shares of Holdco Common Stock equal to the number shares of Company Common Stock subject the Unvested Company RSU multiplied by the Exchange Ratio. In addition, each Rollover RSU shall continue to be entitled to all accumulated but unpaid dividend equivalent rights with respect to the corresponding Unvested Company RSU through the Closing Date, with such amounts to be paid as, if and when such Rollover RSU vests. Each Unvested Company RSU so assumed and converted shall otherwise continue to be subject to the terms and conditions of the Company Stock Plan and applicable award agreements (including any terms and conditions related to accelerated vesting upon a termination of employment following the Merger (“Accelerated RSU Terms”), with such Accelerated RSU Terms being extended through the life of the time-based vesting schedule applicable to the Rollover RSU), with such changes as are necessary to reflect that the Company Stock Plan will be administered and held by Holdco following the Effective Time; provided, however, that the Rollover RSUs shall be amended to (i) following the date on which the applicable Rollover RSUs vest (or are otherwise required to be sold or converted into other securities), permit the holder thereof to sell to Holdco at any time the shares underlying such Rollover RSUs at a price per share equal to the Merger Consideration (with such sale being consummated as promptly as practicable, but in no event longer than three (3) Business Days) and (ii) permit Holdco to redeem the Rollover RSUs and the shares underlying such Rollover RSUs at any time at a price per share equal to the Merger Consideration (as the same may be adjusted to reflect the number of shares subject to the Rollover RSUs based on the Exchange Ratio as provided above). The terms provided above shall also apply to any other equity award into which the Rollover RSU may be converted.

(c)            Treatment of Vested Restricted Stock Units. At the Effective Time, each vested restricted stock unit subject to time-based or performance-based vesting conditions other than a Director RSU (a “Vested Company RSU”) and each Director RSU granted under the Company Stock Plan outstanding as of immediately prior to the Effective Time, shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to (A) the sum of (i) the number of Shares underlying such Vested Company RSU or Director RSU, as applicable, multiplied by (ii) the Merger Consideration, plus (B) all accumulated but unpaid dividend equivalent rights with respect to such Vested Company RSU or Director RSU, as applicable (the “RSU Consideration”). The Surviving Corporation shall pay all or any portion of the RSU Consideration related to the Vested Company RSUs that becomes due and payable, net of any Taxes withheld, through the Surviving Corporation’s payroll on the first administratively practicable payroll date following such date on which the RSU Consideration becomes due and payable. The Surviving Corporation shall pay the RSU Consideration related to the Director RSUs through the Company’s accounts payable as soon as administratively practicable following the Effective Time.

(d)            Treatment of Unvested Company Restricted Stock. Immediately prior to the Effective Time, each unvested Share subject to time-based or performance-based vesting, repurchase or other lapse restriction that is not a Director Restricted Stock Award (the “Unvested Company Restricted Stock”) granted under the Company Stock Plan outstanding immediately prior to the Effective Time, shall be assumed and converted into shares of Holdco Common Stock (the “Rollover Restricted Stock”), with the same time-based (only) vesting as the applicable Unvested Company Restricted Stock. The Rollover Restricted Stock shall reflect the number of shares of Holdco Common Stock equal to the number shares of Company Common Stock subject to the Unvested Company Restricted Stock multiplied by the Exchange Ratio. In addition, each share of Rollover Restricted Stock shall continue to be entitled to all accumulated but unpaid dividend equivalent rights with respect to the corresponding Unvested Company Restricted Stock through the Closing Date, with such amounts to be paid as, if and when such Rollover Restricted Stock vests. Each share of Unvested Company Restricted Stock so assumed and converted shall otherwise continue to be subject to the terms and conditions of the Company Stock Plan and applicable award agreements (including any terms and conditions related to accelerated vesting upon a termination of employment following the Merger (“Accelerated RS Terms”), with such Accelerated RS Terms being extended through the life of the time-based vesting schedule applicable to the Rollover Restricted Stock), with such changes as are necessary to reflect that the Company Stock Plan will be administered and held by Holdco following the Effective Time, provided, however, that the Rollover Restricted Stock shall be amended to (i) following the date on which the applicable Rollover Restricted Stock vests (or is otherwise required to be sold or converted into other securities), permit the holder thereof to sell to Holdco at any time the shares underlying such Rollover Restricted Stock at a price per share equal to the Merger Consideration and (ii) permit Holdco to redeem the Rollover Restricted Stock at any time at a price per share equal to the Merger Consideration (as the same may be adjusted to reflect the number of shares subject to the Unvested Company Restricted Stock based on the Exchange Ratio as provided above). The terms provided above shall also apply to any other equity award into which the Unvested Company Restricted Stock may be converted.

(e)            Treatment of Vested Company Restricted Stock. Immediately prior to the Effective Time, each vested Share subject to time-based or performance-based vesting, repurchase or other lapse restrictions other than a Director Restricted Stock Award (the “Vested Company Restricted Stock” and, together with the Unvested Company Restricted Stock, the “Company Restricted Stock”) and each Director Restricted Stock Award granted under the Company Stock Plan outstanding immediately prior to the Effective Time, shall be cancelled and converted automatically into the right to receive a lump sum cash payment in the amount equal to (A) the sum of (i) the number of shares of Vested Company Restricted Stock or Director Restricted Stock Award, as applicable, multiplied by (ii) the Merger Consideration, plus (B) all accumulated but unpaid dividend equivalent rights with respect to such Vested Company Restricted Stock or Director Restricted Stock Award, as applicable (the “RS Consideration”). The Surviving Corporation shall pay all or any portion of the RS Consideration related to the Vested Company Restricted Stock that becomes due and payable, net of any Taxes withheld, through the Surviving Corporation’s payroll on the first administratively practicable payroll date following such date on which the RSU Consideration becomes due and payable. The Surviving Corporation shall pay the RS Consideration related to the Director Restricted Stock through the Company’s accounts payable as soon as administratively practicable following the Effective Time.

(f)             Treatment of the Employee Stock Purchase Plan. With respect to the Company’s Employee Stock Purchase Plan (the “Company ESPP”), as soon as practicable following the Effective Time, the board of directors of the Company (or a committee thereof) will adopt resolutions or take such other actions as may be required to provide that each individual participating in the ESPP on the date hereof will not be permitted to (x) increase his or her payroll contribution rate pursuant to the Company ESPP from the rate in effect as of the date hereof; or (y) make separate non-payroll contributions to the Company ESPP on or following the date hereof, except as may be required by Law. No individual who is not participating in the Company ESPP as of the date hereof will be allowed to commence participation in the Company ESPP following the date hereof. Prior to the Effective Time, the Company will take all actions that may be necessary to, effective upon the consummation of the Merger, cause the following treatment: (i) each participant’s accumulated Participant Contributions (as such term is defined in the Company ESPP) shall be used to purchase Shares no later than immediately prior to the Effective Time in accordance with the terms of the Company ESPP; provided that any Participant Contributions (as such term is defined in the Company ESPP) to a participant’s account as of immediately prior to the Effective Time that are insufficient to purchase one whole Share immediately prior to the Effective Time shall be distributed in cash to such participant on the first administratively practicable payroll date following the Effective Time, (ii) the Shares purchased thereunder shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 3.1 (which shall be paid out of the Exchange Fund in accordance with Section 3.2, without interest), and (iii) all Matching Credits (as such term is defined in the Company ESPP) that would be allocated to each participant’s Account (as such term is defined in the Company ESPP) assuming that the participant remained an Eligible Person (as such term is defined in the Company ESPP) through each Matching Date (as such term is defined in the Company ESPP), without regard to the occurrence of the annual anniversary of each applicable Quarter End (as such term is defined in the Company ESPP), for all Participant Contributions (as such term is defined in the Company ESPP) prior to the Effective Time, and disregarding the Holding Period Requirement (as such term is defined in the Company ESPP) and any other applicable restrictions or limitations, shall be credited (or deemed credited) on an accelerated basis immediately prior to the Closing Date and distributed in cash to such participant on the first administratively practicable payroll date following the Effective Time. The Company shall cause the Company ESPP to terminate immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger).

(g)            Further Action. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.5. Prior to the Effective Time, the Company and Parent will cooperate in good faith to document any necessary changes to any Unvested Company RSUs or Unvested Company Restricted Stock necessary to implement the provisions of this Section 3.5.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or (b) as disclosed in any Company Reports filed with the SEC on or after January 1, 2024 and prior to the second (2nd) Business Day prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements”, “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature) (it being acknowledged and agreed that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.2 and the first sentence of Section 4.6), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1            Organization, Good Standing and Qualification.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or in good standing to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger. Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the Amended and Restated Certificate of Incorporation of the Company, dated July 2, 2020 (as further amended on June 12, 2024, the “Company Certificate of Incorporation”) and the Restated Bylaws of the Company, dated July 2, 2020 (the “Company Bylaws”). The Company is not in violation of the Company Certificate of Incorporation or the Company Bylaws in any material respect.

(b)            Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent such concept exists in such jurisdiction) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or in good standing to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger. Prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2            Capital Structure.

(a)            The authorized capital stock of the Company consists of (x) 2,000,000,000 Shares and (y) 25,000,000 preferred shares, par value $0.001 per share (the “Preferred Shares”). As of the close of business on March 20, 2025 (the “Capitalization Date”), (i) 446,430,167 Shares were issued and outstanding (11,101,917 of which were Company Restricted Stock), (ii) 1,848,280 Shares were held in the treasury of the Company, (iii) no Shares were held by any Subsidiary of the Company, (iv) no Preferred Shares were issued or outstanding and (v) 21,034,248 Shares were reserved for issuance under the Company Stock Plan (of which 10,801,369 Shares were subject to outstanding Company Options and 1,518,390 Shares were subject to outstanding Company RSUs, each as granted under the Company Stock Plan). All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable (and free of preemptive rights, and were not issued in violation of any preemptive or other similar rights or applicable Law). As of the Capitalization Date, 362,503 Shares are reserved for issuance under the Company ESPP.

(b)            From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares, except pursuant to the exercise of Company Options, or the settlement of Company RSUs, in each case in accordance with their respective terms, and, since the Capitalization Date, except as expressly permitted by this Agreement for the period following the date of this Agreement, the Company has not granted any Company Options, Company Restricted Stock, or Company RSUs.

(c)            Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no preemptive or outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Each Company Option, Company Restricted Stock and Company RSU was granted in accordance with the terms of the Company Stock Plan and all other applicable Law.

(d)            Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list identifying (i) each of the Company’s Subsidiaries and the ownership interest of the Company and its Subsidiaries in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. To the extent applicable in the relevant jurisdiction and for the applicable entity type, each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable (and were not issued in violation of applicable Law) and is owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of any lien, license, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) (except for Permitted Liens and Liens arising under applicable securities Laws).

(e)            Section 4.2(e) of the Company Disclosure Letter accurately sets forth the following information with respect to all Company Options, Company Restricted Stock, or Company RSUs outstanding as of 5:00 p.m., Eastern Time, on the Capitalization Date: (i) the name of the holder of such Company Option, Company Restricted Stock, or Company RSU; (ii) the number of Shares subject to such Company Option, Company Restricted Stock, or Company RSU; (iii) if such award is a Company Option, the exercise price of such Company Option; (iv) the date on which such Company Option, Company Restricted Stock, or Company RSU was granted; (v) the date on which such Company Option, Company Restricted Stock, or Company RSU expires; and (vi) if such award is a Company RSU, the dates on which Shares are scheduled to be delivered, if different from the applicable vesting schedule. The exercise price of each outstanding Company Option is no less than the fair market value of a Share, as determined on the date of grant of such Company Option.

4.3            Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has by resolutions duly adopted, unanimously (a) (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and (iii) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement (the “Company Recommendation”) and (b) directed that this Agreement be submitted to the holders of Shares for their adoption.

4.4            Governmental Filings; No Violations.

(a)            Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) the rules and regulations of the NYSE, (iii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, clearances or authorizations (any of the foregoing being a “Consent”) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other applicable Laws designed to govern competition, trade regulation or foreign investment, or to prohibit, restrict or regulate action with the purpose or effect of monopolization, restraint of trade or foreign investment for the purposes of national security, public order or defense matters (collectively, the “Foreign Investment and Competition Laws”) in connection with the Merger, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”) and (iv) FCA Approval, no filings, notices or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b)            Subject to the receipt of the consents, clearances, approvals, authorizations, expirations or terminations of any waiting period and other requirements set forth in Section 4.4(a) or on Section 4.4(a) of the Company Disclosure Letter, and except for the Existing Credit Agreement, Existing A/R Securitization Agreement and the Company Notes, the execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in, subject in the case of the consummation of the Merger, to obtaining the Company Requisite Vote, a breach or violation of, or contravention or a default under, the Company Certificate of Incorporation or the Company Bylaws, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (each, a “Contract” and, collectively, the “Contracts”) binding upon the Company or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 4.4(a) are made or obtained and receipt of the Company Requisite Vote, conflict with or violate any Law or License to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.5            Company Reports; Financial Statements.

(a)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2022 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied as to form or, if not yet filed or furnished, will comply as to form, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There are no outstanding or unresolved comments in comment letters from the SEC or the Staff with respect to any of the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC investigation. None of the Company’s Subsidiaries is required to file any forms, reports, registrations, statements or other documents with the SEC.

(b)            The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c)            The Company, and each of the Company’s Subsidiaries, maintains disclosure controls and procedures (as defined in, and required by, Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in, and required by, Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, the Company has not received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal control over financial reporting or (iii) any substantiated complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters, including from employees of the Company or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Since the Applicable Date, to the Knowledge of the Company, the Company and each of its officers and directors, have been and are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Since the Applicable Date, there have been no changes in any of the Company’s accounting policies or in the methods of making accounting estimates or changes in estimates that, individually or in the aggregate, are material to the financial statements (including, any related notes thereto) of the Company and its Subsidiaries contained in the Company Reports, except as described in the Company Reports or except as may have been required or permitted by any Governmental Entity. The reserves reflected in such financial statements have been determined and established in accordance with GAAP and have been calculated in a consistent manner.

(d)            Neither the Company nor any of its Subsidiaries is, or has any commitment to become, a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K under the Securities Act), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports (including any audited financial statements and unaudited interim financial statements of the Company included therein).

4.6            Absence of Certain Changes. Since January 1, 2024 and through the date of this Agreement, there has not been any change, event, occurrence, condition, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2024 and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects.

4.7            Litigation. As of the date of this Agreement, there are no civil, criminal, or administrative actions, suits, demands, claims, arbitrations, mediations, hearings, examinations, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing by or against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.8            No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether known or unknown, on- or off- balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations to the extent disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of December 31, 2024 and the notes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024 (the “Company Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any cause of action, claim or other Proceeding) since December 31, 2024, (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby or (d) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.9            Employee Benefits.

(a)            Each material Company Plan as of the date of this Agreement is listed in Section 4.9 of the Company Disclosure Letter. True and complete copies of each of the material Company Plans (or, if unwritten, a written summary thereof) and, as applicable, the most recent actuarial and financial reports, the most recent summary plan description for each Company Plan and copies of all Internal Revenue Service determinations in the case of all Company Plans intended to qualify under Section 401(a) of the Code are publicly available or have been provided or made available to Parent on or prior to the date of this Agreement.

(b)            All Company Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(c)            Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, each Company Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination, opinion or advisory letter from the Internal Revenue Service and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each such Company Plan has been maintained, funded, operated and administered in accordance with its terms and the applicable provisions of ERISA and the Code and the regulations thereunder and all other applicable Laws and written Company Plan documents, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)            With respect to any Company Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no liability under Title IV of ERISA has been incurred that is due or pending and that has not been satisfied in full and no condition exists that is likely to cause the Company or any ERISA Affiliate to incur any liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”), (ii) no failure to satisfy the “minimum funding standards” within the meaning of section 302 of ERISA and Section 412 of the Code has occurred, (iii) no “reportable event” (as defined in Section 4043(c) of ERISA) for which the thirty (30)-day notice requirement has not been waived has occurred or is reasonably expected to result and (iv) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA). Neither the Company nor any ERISA Affiliate, within the past six (6) years, has ever maintained, sponsored, participated in, contributed to, or has any liability, whether actual or contingent in respect of (i) a “multiemployer plan” (within the meaning of Section (3)(37) of ERISA). Neither the Company nor any of its Subsidiaries, within the past six (6) years, has ever maintained, sponsored, participated in contributed to, or has any liability, whether actual or contingent in respect of (i) a “multiple employer plan” as defined in Section 413(c) of the Code or (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Company Plan that is subject to the Laws of a jurisdiction other than the United States (each, a “Foreign Company Plan”): (i) each Foreign Company Plan has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Foreign Company Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Plan have been paid in full; and (iii) each Foreign Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(f)             All contributions or payments required to be made by the Company or its Subsidiaries under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)            As of the date of this Agreement, (i) there is no litigation pending or, to the Knowledge of the Company, threatened in writing relating to the Company Plans, and (ii) to the Knowledge of the Company, no Company Plan is currently under audit or review by any applicable Governmental Entity, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)            To the Knowledge of the Company, there have been no prohibited transactions as defined in Code Section 4975 or ERISA Section 406 with respect to any Company Plan.

(i)             Neither the Company nor any ERISA Affiliate or Company Plan has incurred any liability under sections 4971 through 4980H, 6055 or 6056 of the Code. No Company Plan provides material post-termination or retiree life insurance, health or welfare benefits to any Person, except as may be required by Section 4980B of the Code or any other applicable Law.

(j)             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to or will, either alone or in combination with any other event: (i) result in any material payment, forgiveness of indebtedness or distribution becoming due to any employee, director or other individual independent contractor of the Company or its Subsidiaries, (ii) materially increase any benefits or compensation under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits, or (iv) result in any payment or benefit to any current or former employee, director or other individual independent contractor of the Company or its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code that would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement. The Company has no obligation, under a Company Plan or otherwise, to provide for a gross-up on any Taxes which may be imposed under Section 4999 or Section 409A of the Code.

4.10          Labor Matters.

(a)            As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) other than the works council and trade union arrangements set forth on Section 4.10(a) of the Company Disclosure Letter, on the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement with a labor union, (ii) neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel the Company to bargain with any labor union or labor organization, (iii) there is not pending or, to the Knowledge of the Company, threatened in writing, any labor strike, walkout, work stoppage, slow-down or lockout affecting employees of the Company or its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, none of the employees of the Company or any of its Subsidiaries is represented by a labor union in connection with their employment by the Company or its Subsidiaries, and, to the Knowledge of the Company, there is no active organizing activity with respect to the formation of a collective bargaining unit occurring or threatened in writing involving employees of the Company or any of its Subsidiaries. The Company and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council, which is representing any employee, in connection with the execution of this Agreement or consummation of the transactions contemplated by this Agreement.

(b)            The Company and its Subsidiaries (i) are, and at all times during the past three (3) years have been, in compliance with all applicable Laws pertaining to employment, employment practices, and labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification (either as exempt or non-exempt, or as a contractor versus employee), contractors, immigration, collective bargaining, discrimination/harassment/retaliation, civil rights, safety and health and workers’ compensation; (ii) have withheld and reported all amounts required by any applicable Law or Contract to be withheld and reported with respect to wages, salaries and other payments or compensation to any Company employee; (iii) have no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) have no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company employee (other than routine payments to be made in the normal course of business and consistent with past practice), except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there are no pending, and there have not been during the past three (3) years, any Proceedings against the Company or any of its Subsidiaries, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Person or any Governmental Entity or arbitrator in connection with the employment or engagement of any current or former employee, applicant, contractor, or other service provider of the Company or any of its Subsidiaries, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, misclassification, unpaid commissions, wrongful termination or any other employment related matter arising under applicable Laws. During the past three (3) years neither the Company nor its Subsidiaries have implemented or effectuated a “plant closing,” “mass layoff,” partial “plant closing,” “relocation,” or “termination” (each as defined in the Worker Adjustment and Retraining Notification Act or similar state or local Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have no material liability for the (i) classification of employees as exempt under the Fair Labor Standards Act and state and local wage and hour Laws, and (ii) classification of individuals who are or were performing services for the Company or its Subsidiaries that are or were classified as independent contractors, including for Tax, immigration, insurance coverage and employee benefits purposes, and the Company and its Subsidiaries has accurately reported their compensation on IRS Forms 1099 or other applicable reporting forms, when required to do so.

(e)            In the past three (3) years, (i) no substantiated allegations of sexual harassment or sexual misconduct have been made against any director or officer of the Company or its Subsidiaries as it relates to their performance of services to the Company or its Subsidiaries, and (ii) the Company and its Subsidiaries have not entered into any settlement agreement or conducted any material investigation related to allegations of sexual harassment or sexual misconduct by any director or officer of the Company or its Subsidiaries.

4.11          Compliance with Laws, Licenses.

(a)            The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License” and collectively, the “Licenses”) necessary to own, lease and operate their properties and assets, and to conduct their respective businesses as currently conducted or as may be reasonably required under applicable Law.

(b)            The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors, employees, consultants and agents and any other Person acting on its or their behalf are in compliance in all material respects with and since the Applicable Date have complied in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors, employees, consultants and agents and any other Person acting on its or their behalf and (ii) the provisions of all anti-bribery and anti-corruption Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated in since the Applicable Date and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and their respective officers, directors, employees, consultants and agents and any other Person acting on its or their behalf have not paid, offered or promised to pay, or authorized or ratified the payment, directly or to the Knowledge of the Company indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official to obtain or retain business, to direct business to any person, to improperly obtain or retain favorable treatment or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA or any Laws described in clause (ii).

(c)            The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery and anti-corruption Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(d)            Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries (in his or her capacity as a director, manager or employee of the Company or any of its Subsidiaries), is, or since the Applicable Date, has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other anti-bribery and anti-corruption Laws.

(e)            To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is, or since the Applicable Date has been, engaged directly or indirectly in any transaction (i) with any government country, individual or entity that was, at the time, the target of any applicable Law relating to financial, economic or trade sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury), the European Union and its Member States, the United Kingdom, or the United Nations Security Council, including any transactions with specially designated nationals or blocked persons designated by such Governmental Entities, or (ii) in violation of sanctions, export and import controls, or antiboycott Laws, including applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent Laws administered by the relevant authorities in other applicable jurisdictions. The Company maintains systems of internal controls reasonably designed to ensure compliance in all material respects with applicable sanctions, export and import controls, or antiboycott Laws.

4.12          Material Contracts. Section 4.12 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound, pursuant to which the Company or such Subsidiary has current or future obligations, other than each Contract solely among the Company and its wholly owned Subsidiaries, that:

(a)            expressly provides that any of them will not compete with any other Person, or which expressly grants “most favored nation”, rights of first refusal or offer to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(b)            expressly limits in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations or geographic areas in which any of them may so engage in any business;

(c)            requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons, which Contract is material to the Company and its Subsidiaries, taken as a whole (other than any licenses or other Contracts entered into in the ordinary course);

(d)            is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of the Company’s investment in which exceeds $8,000,000;

(e)            is a Contract for the lease of real or personal property, in each case, providing for annual payments of $2,000,000 or more;

(f)             is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(g)           contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, other than as would not be material in type or amount;

(h)            was entered into between the Company or any of its Subsidiaries and a Governmental Entity and is material to the business of the Company and its Subsidiaries, taken as a whole;

(i)             was entered into with Affiliates of the Company (other than the Company and its Subsidiaries), any director, any officer or any beneficial owner of ten percent (10%) or more of any class of equity interests of the Company or its Subsidiaries and that is not a Company Plan or that was entered into other than on arms’-length terms;

(j)             the Company Plans set forth on Section 4.9 of the Company Disclosure Letter;

(k)            any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries (other than dispositions of inventory in the ordinary course of business consistent with past practice) or any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $20,000,000; or (B) pursuant to which the Company or any of its Subsidiaries will, or has the right to, acquire any ownership interest in any Person (other than any Subsidiary of the Company) after the date of this Agreement, in each case, that contains ongoing obligations (other than customary confidentiality and indemnification obligations);

(l)             any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in a principal amount in excess of $50,000,000, other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to wholly owned Subsidiaries of the Company in the ordinary course of business and consistent with past practice; and (C) extensions of credit to customers in the ordinary course of business;

(m)           any Contract: (A) that creates any material obligation under any interest rate, currency or commodity derivative or hedging transaction; or (B) pursuant to which the Company or any of its Subsidiaries creates or grants any material Lien (other than Permitted Liens) on any of its properties or other assets;

(n)            any settlement, conciliation or similar Contract that imposes material obligations on the Company or any of its Subsidiaries or that requires the Company or any of its Subsidiaries to pay consideration of more than $20,000,000 after the date hereof;

(o)            the engagement letter between the Company and BofA Securities for BofA Securities to act as the Company’s financial advisor in connection with the Merger; or

(p)            is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (a) through (i) that has or would reasonably be expected to involve payments or receipts in excess of $20,000,000 in any fiscal year (such Contracts required to be listed pursuant to clauses (a)-(o) above and this clause (p), the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.13          Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

4.14          Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending, or to the Knowledge of the Company threatened in writing, alleging non-compliance with or liability under any Environmental Law and (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law.

4.15          Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects and (ii) have timely paid all material Taxes that are required to be paid, whether or not shown as due on any Tax Returns (other than Taxes that are not yet delinquent).

(b)            No audit, examination, investigation or other Proceedings in respect of material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted in writing that have not been fully resolved. No deficiency for any material Tax for which the period of assessment or collection remains open has been asserted or assessed by a Governmental Entity in writing against the Company or any of its Subsidiaries which deficiency has not been paid, finally settled or withdrawn. There are no written requests for rulings or determinations in respect of any Tax pending between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand.

(c)            Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (ii) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise by operation of Law; (iii) has been a member of an “affiliated group” (as defined in Section 1504 of the Code) or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law (other than a group the common parent of which is the Company or any of its Subsidiaries); or (iv) is party to any “closing agreement” (as described in Section 7121(a) of the Code or any corresponding or similar provision of state, local or non-U.S. Law).

(d)            During the two (2) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(e)            Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(f)             Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in (or use of an improper) method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) prior to the Closing, (ii) prepaid amount received or deferred revenue realized outside of the ordinary course of business on or prior to the Closing Date, (iii) gain recognition agreement under Section 367 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) entered into on or prior to the Closing Date, or (iv) Section 965 of the Code.

(g)            Notwithstanding any other provision in this Agreement, (i) no representation or warranty is made with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of the Company after the Closing Date and (ii) except as provided in Section 4.15(c) and Section 4.15(f), the Company and any of its respective representatives or Affiliates make no representation or warranty with respect to Taxes of the Company or any of its Subsidiaries with respect to any period (or portion thereof) following the Closing.

4.16          Intellectual Property.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all (i) material registered and pending applications of Intellectual Property (“Registered IP”) owned by the Company or any of its Subsidiaries as of the date of this Agreement (“Owned Intellectual Property”) is subsisting, (ii) to the Knowledge of the Company, in the jurisdiction(s) where such Registered IP is issued or registered (excluding, for the avoidance of doubt, any pending applications of Intellectual Property), is valid and enforceable, and (iii) to the Knowledge of the Company, all pending applications for Owned Intellectual Property are in good standing.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries owns, licenses or, to the Knowledge of the Company, otherwise has the right to use all Intellectual Property used in or necessary for the conduct of their respective businesses as currently conducted and (ii) the Company or one of its Subsidiaries is the sole owner of all Owned Intellectual Property, free and clear of all Liens (except Permitted Liens).

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: as of the date of this Agreement, (i) (x) neither the Company, nor any Subsidiary, nor the operation of the businesses of the Company and its Subsidiaries, is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any third party and (y) neither the Company nor any of its Subsidiaries has received any written notice from a third party alleging the same during the one (1)-year period ending on the date of this Agreement, or is, subject to any pending proceedings, administrative claims, litigation, suits, actions or investigations alleging the same or claiming any invalidity or unenforceability of, or challenging the ownership or scope of, any Owned Intellectual Property and (ii) to the Knowledge of the Company, no third party is engaging in any activity that infringes, misappropriates, dilutes, or otherwise violates any Owned Intellectual Property, except for any such infringements that do not materially impair the ability of the Company or any its Subsidiaries to operate its business as conducted on the date of this Agreement.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Information Technology Systems are in good repair and operating condition to perform all information technology operations to operate the businesses of the Company and its Subsidiaries as currently conducted, (ii) during the one (1)-year period ending on the date of this Agreement, such Information Technology Systems have not suffered a material malfunction or failure, and (iii) the Company and its Subsidiaries currently take commercially reasonable efforts to protect the confidentiality of their respective trade secrets and, to the Knowledge of the Company, during the one (1) year-period ending on the date of this Agreement, there has been no unauthorized disclosure to a third party of any trade secret of the Company or its Subsidiaries.

4.17          Data Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date: (i) the Company and its Subsidiaries have had reasonable safeguards in place designed to protect all Personal Data in their possession or under their control against loss, theft or unauthorized disclosure; (ii) the Company and its Subsidiaries have materially complied with all Privacy Requirements; (iii) there have been no breaches involving any Personal Data in the Company’s or any of its Subsidiaries’ possession or control that have required notification to individuals; (iv) neither the Company nor any of its Subsidiaries has received any written notice of any claims of, or been charged with, the violation of any Privacy Laws; (v) none of the execution, delivery or performance of this Agreement nor any of the other agreements expressly contemplated by this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements violate any Privacy Requirements; (vi) the Company and its Subsidiaries are not subject to any contractual or legal obligation that, following the Closing, would prevent the Company from Processing Personal Data in substantially the same manner as the Company and its Subsidiaries immediately before the Closing; and (vii) the Company and its Subsidiaries have not suffered and are not suffering a Security Incident, have not been and are not required to notify any Person of any Security Incident, and, to the Knowledge of the Company, have not been and are not adversely affected by any malicious code, ransomware or malware attacks, or denial-of-service attacks on any Information Technology Systems.

4.18          Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of all director and officer insurance policies held by the Company. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid and, as of the date of this Agreement, no written notice of default or termination has been received by any of the Company or its Subsidiaries in respect thereof, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries have received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible (i) cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals, (ii) refusal of any coverage or rejection of any claim under any insurance policy or (iii) adjustment in the amount of the premiums payable with respect to any insurance policy.

4.19          Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (a) the Company or one of its Subsidiaries has good and valid title to the real property owned by the Company and each of its Subsidiaries (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens) and (b) there are no pending or, to the Knowledge of the Company, threatened in writing condemnation, eminent domain or similar proceedings affecting any Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company or one of its Subsidiaries has a good and valid leasehold interest in each real property leased by the Company or any of its Subsidiaries (the “Leased Real Property”) pursuant to the applicable Company Lease, free and clear of all Liens (other than Permitted Liens), (ii) each such lease, together with all amendments, guarantees, supplements and other modifications thereto relating to the Leased Real Property (each, a “Company Lease”) is in full force and effect, subject to the Bankruptcy and Equity Exception, and (iii) none of the Company or any of its Subsidiaries has received written notice of any material default under any Company Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened in writing condemnation, eminent domain, or similar proceedings affecting any Leased Real Property.

4.20          Affiliate Transactions. Since the Applicable Date, other than the transactions contemplated by this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, in each case, between the Company or any of its Subsidiaries, on the one hand, and any director, officer, Affiliate or, to the Knowledge of the Company, beneficial owner of ten percent (10%) or more of any class of equity interests of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any entity in which any such Person has a direct or indirect material interest, on the other hand (except for amounts due as normal salaries and bonuses (including directors’ fees) and in reimbursement of expenses in the ordinary course of business) (any such transaction, agreement, arrangement or understanding, an “Affiliate Transaction”).

4.21          Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged BofA Securities, Inc. (“BofA Securities”) to act as the Company’s financial advisor in connection with the Merger.

4.22          Opinion of Financial Advisor. The board of directors of the Company has received the opinion of BofA Securities to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be received pursuant to, and in accordance with, the terms of this Agreement by holders of Shares (other than Excluded Shares and Shares held by Dissenting Stockholders) is fair, from a financial point of view, to such holders. An accurate and complete copy of the signed written version of such opinion will be made available to Parent solely for informational purposes and on a non-reliance basis promptly following the execution of this Agreement.

4.23          No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV, or in any certificate delivered in connection with this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV, or in any certificate delivered in connection with this Agreement, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent of any of its Affiliates regarding the success, profitability or value of the Company.

ARTICLE V
representations and warranties of parent and merger sub

Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1            Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as amended to and in effect on the date of this Agreement.

5.2            Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger.

5.3            Corporate Authority and Approval. Each of Parent and Merger Sub have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.15 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The approval and adoption of this Agreement by Parent as the sole stockholder of Merger Sub that is to be delivered pursuant to Section 6.15 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement. No approval by the stockholders of Parent is required in order for Parent to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

5.4            Governmental Filings; No Violations.

(a)            Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) the necessary Consents required under the HSR Act or any Foreign Investment and Competition Laws in connection with the Merger, the Exchange Act and the Securities Act, and (iii) FCA Approval, no filings, notices or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or certificate of incorporation or bylaws of Merger Sub, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 5.4(a) are made or obtained, conflict with or violate any Law or License to which Parent or any of its Subsidiaries is subject; except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5            Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the knowledge of Parent, threatened in writing against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to (i) have a Parent Material Adverse Effect or (ii) materially and adversely affect the legality, validity or enforceability of any Financing. Neither Parent, nor Merger Sub or any of their respective Subsidiaries is a party to or subject to the provisions of any Order, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected to (i) have a Parent Material Adverse Effect or (ii) materially and adversely affect the legality, validity or enforceability of any Financing.

5.6            Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except for Persons whose fees and expenses shall be paid by Parent or its Affiliates.

5.7            Financial Ability.

(a)            Parent has provided to the Company true, accurate and complete copies of:

(i)             a fully executed debt commitment letter (together with all annexes, schedules and exhibits thereto and any fee letters or engagement letters related thereto collectively, the “Debt Commitment Letter”) from the Lenders party thereto relating to the commitment of such Lenders to provide the debt financing for the purposes of consummating the transactions contemplated by this Agreement on the terms and conditions contemplated thereby, and to refinance certain outstanding indebtedness of the Company, including the Existing Credit Agreement and at the option of Parent, the Company Notes, and to pay all related fees and expenses (the “Debt Financing”) (except that the fee amounts, other economic terms, “market flex” and “securities demand” provisions (none of which would adversely affect the amount, conditionality, availability or termination of the Debt Financing) set forth therein have been redacted); and

(ii)            a fully executed equity commitment letter (together with all annexes, schedules and exhibits thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from Clearlake Capital Partners VII, L.P., a Delaware limited partnership, Clearlake Capital Partners VII (USTE), L.P., a Delaware limited partnership, Clearlake Capital Partners VII (Offshore), L.P., a Delaware limited partnership, Clearlake Capital Partners VIII, L.P., a Delaware limited partnership, Clearlake Capital Partners VIII (USTE), L.P., a Delaware limited partnership and Clearlake Capital Partners VIII (Offshore), L.P., a Delaware limited partnership (each, an “Equity Investor”) relating to the commitment of the Equity Investors to provide the full amount of the cash equity required by this Agreement, on the terms and subject to the conditions set forth herein and therein, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses (the “Equity Financing”) (the Equity Financing, together with the Debt Financing, is collectively referred to as the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is an express third party beneficiary of the Equity Commitment Letter and is entitled to enforce such agreement, and that Parent and the Equity Investors will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that there is adequate remedy at law in connection with the exercise of such third party beneficiary rights, in each case, in accordance with its terms and subject to the limitations set forth herein, including in Section 9.13 (Specific Performance).

(b)            The Commitment Letters are legal, valid and binding obligations of Parent and, to the knowledge of Parent, each of the other parties thereto, are in full force and effect, and are enforceable against Parent and, to the knowledge of Parent, each of the other parties thereto in accordance with their terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, (i) none of the Commitment Letters has been amended, restated, amended and restated or otherwise modified (and, except as permitted under this Agreement (including as expressly set forth in Section 6.19 with respect to any Alternative Financing), no such amendment, restatement, amendment and restatement or modification is contemplated by Parent, or to the knowledge of Parent, any other party thereto) and (ii) the respective commitments set forth in the Commitment Letters have not been withdrawn, rescinded, amended, restated, amended and restated or otherwise modified in any respect by Parent, Merger Sub or the Equity Investors or, to the knowledge of Parent, any other party thereto (and, except as permitted under this Agreement (including as expressly set forth in Section 6.19 with respect to any Alternative Financing), no such withdrawal, rescission, amendment, restatement, amendment and restatement or modification is contemplated by Parent, or to the knowledge of Parent, any other party thereto). As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or Merger Sub or, to the knowledge of Parent, any other party thereto, under the terms and conditions of the Commitment Letters, other than any such default, breach or failure that has been waived by the Lenders or the Equity Investors, as the case may be, or otherwise cured in a timely manner by Parent or Merger Sub to the satisfaction of the Lenders or Equity Investors, as the case may be.

(c)            Except as expressly set forth in the Commitment Letters, there are no (i) conditions precedent to the obligations of the Lenders or the Equity Investors to provide the Financing or (ii) contingencies (including any condition or contingency relating to the availability of any “market flex” provisions) that would permit the Lenders or the Equity Investors to change the total amount of the Financing to an amount less than the Required Amount (taking into account any then available debt and equity financing) or impose any additional conditions precedent to the availability of the Financing. There are no side letters or other written agreements, arrangements or understandings to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the Financing that adversely affect the availability of the Financing.

(d)            Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, and taking into account the Marketing Period, Parent has, and will have at the Closing, immediately available funds in connection with the Financing in an aggregate amount (after netting out applicable fees, expenses, original issue discount and similar premiums and charges provided under the Debt Commitment Letter, and assuming that all rights to flex the terms of the Debt Financing are exercised to their maximum extent) that will enable Parent to (x) consummate the Merger and the other transactions contemplated hereby on the terms contemplated by this Agreement, including the payoff, satisfaction and discharge or defeasance by Parent of the Existing Credit Agreement, the Existing A/R Securitization Agreement (if the Existing A/R Securitization Agreement is not amended as contemplated by Section 6.17(b)(ii)), the Company Notes, the release of any guarantees relating thereto and the release of any Liens or other security thereunder if so requested by Parent and (y) pay all related fees and expenses and undertake its other obligations at Closing upon the terms contemplated by this Agreement (the “Required Amount”).

(e)            As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, and the completion of the Marketing Period, Parent (both before and after giving effect to any “market flex” provisions contained in the Debt Commitment Letter) does not know of any (i) reason that any of the terms or conditions to the Financing will not be satisfied or that the Financing will not be available on the Closing Date, or (ii) reason that Parent will not have funds otherwise available at the Closing sufficient to satisfy its obligations hereunder. In no event shall the receipt or availability of any funds or financing by Parent or any Affiliate or any other financing or other transactions contemplated by this Agreement be a condition to any of Parent’s obligations hereunder.

(f)             Parent or its Affiliates have fully paid any and all commitment fees and other fees required by the Commitment Letters to be paid on or prior to the date of this Agreement, and will pay in full any other commitment fees and other fees required to be paid thereunder as and when they become payable. The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Equity Financing available to Parent on the terms set forth therein.

(g)            Limited Guarantee. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a limited guarantee, dated as of the date of this Agreement (the “Limited Guarantee”) pursuant to which Clearlake Capital Partners VII, L.P., a Delaware limited partnership, Clearlake Capital Partners VII (USTE), L.P., a Delaware limited partnership, Clearlake Capital Partners VII (Offshore), L.P., a Delaware limited partnership, Clearlake Capital Partners VIII, L.P., a Delaware limited partnership, Clearlake Capital Partners VIII (USTE), L.P., a Delaware limited partnership and Clearlake Capital Partners VIII (Offshore), L.P., a Delaware limited partnership (each, a “Guarantor”) has guaranteed the payment of (i) the Parent Termination Fee and the costs and expenses in connection with the enforcement thereof, in each case, to the extent such amount is due and payable pursuant to Section 8.5 (Parent Termination Fee) (but subject to the limitations therein) and (ii) the expense obligations of Parent to the extent due pursuant to Section 6.10(a) (Expenses) and (iii) the indemnification obligations of Parent to the extent due pursuant to Section 6.19(g) (Financing) (but subject to the Reimbursement and Enforcement Cap). The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantors and enforceable against the Guarantors in accordance with its terms and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantors under the Limited Guarantee.

5.8            Solvency. Neither Parent nor Merger Sub is entering into this Agreement or the Financing (or any Commitment Letters related thereto) with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of its Subsidiaries or any other Person. Immediately after giving effect to all of the transactions contemplated by this Agreement and the Commitment Letters, including the Financing and the making of the payments contemplated by this Agreement, and assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder, and (ii) that, immediately prior to the Effective Time, without giving effect to the Financing, the Company and its Subsidiaries, on a consolidated basis, are Solvent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be Solvent.

5.9            No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V, or in any certificate delivered in connection with this Agreement, neither Parent nor Merger Sub is making and has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither Parent nor Merger Sub nor any person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

5.10          Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries and with the management of the Company, (b) has had reasonable access to (i) certain books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in ARTICLE IV or in any certificate delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the representations and warranties set forth in ARTICLE IV or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE VI
COVENANTS

6.1            Interim Operations. Except (v) as required by applicable Law, (w) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (x) as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or (y) as expressly provided for in this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (1) the Effective Time or (2) the valid termination of this Agreement in accordance with ARTICLE VIII (A) the Company shall use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice in all material respects; provided, however that no action that is (i) specifically permitted by any of subclauses (a) through (v) of Section 6.1(B) shall be deemed a breach of this clause (A) or (ii) expressly disclosed in Section 6.1 of the Company Disclosure Letter with respect to any subclause of Section 6.1(B) shall be deemed a breach of any other subclause of Section 6.1(B) and (B) without limiting the generality of, and in furtherance of, the foregoing, the Company shall not and will not permit any of its Subsidiaries to:

(a)            (i) amend its certificate of incorporation or bylaws (or comparable governing documents), other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not (A) prevent, delay or impair the Merger or the other transactions contemplated by this Agreement or (B) otherwise be material to the Company and its Subsidiaries taken as a whole, (ii) split, combine, subdivide, recapitalize or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction and that would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement or otherwise be material to the Company and its Subsidiaries taken as a whole), (iii) declare, set aside, accrue, authorize or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company or) or (iv) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Company Restricted Stock, or Company RSUs or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(b)            merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned Subsidiaries of the Company in the ordinary course of business that would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement) or create any non-wholly owned Subsidiary of the Company;

(c)            except as required by applicable Law, or as required by Contract (i) materially increase the cash compensation payable to any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice (provided that any increase in cash compensation made outside of the ordinary course of business shall only be made following consultation with Parent), (ii) materially increase the material fringe or other material benefits, or pay any bonus other than in the ordinary course, payable to any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries with annual base cash compensation in excess of $300,000 per year (provided that any increase in fringe or other benefits outside of the ordinary course of business shall only be made following consultation with Parent), (iii) grant any increase in change in control, retention, severance or termination pay with respect to any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries, (iv) establish, adopt, enter into, terminate or materially amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any material Company Plan, (v) enter into any employment, consulting, or termination agreement with any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries whose annual base cash compensation exceeds $300,000 or (vi) enter into any change in control, retention or similar agreement with any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries;

(d)            incur any Indebtedness, guarantee, endorse, assume or otherwise become liable or responsible for any Indebtedness of another Person or issue any rights to acquire any Indebtedness, except (i) in the ordinary course of business, borrowings under the Company’s revolving credit facility as in effect as of the date hereof, including pursuant to the Company’s Existing Credit Agreement or as contemplated in the Company Notes not in excess of $150,000,000, (ii) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case after the date of this Agreement, on then prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, than the Indebtedness being replaced, (iii) inter-company Indebtedness among the Company and its wholly owned Subsidiaries in the ordinary course of business consistent with past practice, (iv) (A) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (B) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice, or (v) hedging in compliance with the hedging strategy of the Company as of the date of this Agreement in the ordinary course of business consistent with past practice and not for speculative purposes;

(e)            make or commit to any capital expenditures other than in the ordinary course of business consistent with past practice and which do not exceed in the aggregate, for the period between the date of this Agreement and the Closing Date, 110% of the capital expenditures provided for in the budget for fiscal year 2025 previously provided to Parent;

(f)            other than sales of inventory in the ordinary course of business consistent with past practice, transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries but not including any Intellectual Property), with a fair market value in excess of $5,000,000 individually or $15,000,000 in the aggregate (other than transactions among the Company and its wholly owned Subsidiaries);

(g)           issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or other equity or voting interests or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any shares of its capital stock or other equity or voting interests, including Shares (including, for the avoidance of doubt, any restricted stock units or performance restricted stock units as contemplated under the Company Stock Plan), except (i) for any Shares issued pursuant to Company Options and Company RSUs outstanding on the date of this Agreement in accordance with the existing terms of such awards (as modified by this Agreement) and the Company Stock Plan that are outstanding on the date hereof; provided, however, that, if the Company has the right to settle any Company Plan or employee benefit agreement, trust, plan, fund or other agreement (including with respect to any Company Option or Company RSU) in cash, the Company shall not settle such Company Benefit Plan or employee benefit agreement, trust, plan, fund or other agreement in Company equity securities instead of cash and (ii) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company;

(h)           other than in the ordinary course of business, spend or commit to spend in excess of $5,000,000 individually or $15,000,000 in the aggregate to acquire any assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(i)             acquire or agree to acquire (whether by merger, consolidation, purchase of property or assets or otherwise) any third Person or business or any material equity interest in such Person, or enter into any material joint venture, legal partnership or similar arrangement with any third Person;

(j)             acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

(k)            make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(l)             abandon any material existing line of business or enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement;

(m)           other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(n)            (i) amend or modify in any material respect (and in a manner adverse to the Company and its Subsidiaries) or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Company or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, either a Contract it is replacing or a form of such Material Contract made available to Parent prior to the date hereof; provided that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(n) in the ordinary course of business consistent with past practice with respect to Contracts or Material Contracts; provided, further that for the avoidance of doubt, this Section 6.1(n) shall not prohibit or restrict any Company Plans;

(o)            settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other Proceedings before or threatened to be brought before a Governmental Entity, other than settlements if the amount of any such settlement is not in excess of $2,500,000 individually or $5,000,000 in the aggregate, in each case in excess of amounts available under the Company’s applicable insurance policy; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries;

(p)            other than with respect to transactions between or among the Company and its wholly owned Subsidiaries, (i) make or change any material Tax election or make any material change to any annual Tax accounting period; (ii) settle or compromise any material Tax claim or assessment; (iii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (iv) initiate or enter into any closing, voluntary disclosure or similar agreement relating to Taxes; (v) surrender any right to claim a material refund of Taxes or a material offset or other material reduction in liability for Taxes; or (vi) request any ruling or similar guidance with respect to material Taxes;

(q)           (i) sell, assign, transfer, lease, license, encumber, abandon or permit to lapse any material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries the book value of which is in excess of $5,000,000 in the aggregate (except for licenses granted in the ordinary course of business), or (ii) disclose material trade secrets of the Company or any of its Subsidiaries to a third party (other than in the ordinary course of business to a third party bound by confidentiality obligations);

(r)            enter into any Affiliate Transaction;

(s)           effectuate a “plant closing” or “mass layoff” (each as defined in the United States Worker Adjustment and Retraining Notification Act) affecting in whole or in part any site of employment, facility, operating unit or employee;

(t)           enter into any collective bargaining agreement or other Contract with a labor union or other labor organization with respect to any employee of the Company or any of its Subsidiaries or recognize any union or other labor organization as the bargaining representative for any employee of the Company or any of its Subsidiaries or establish any trade union or other employee representative body;

(u)           adopt or implement any stockholder rights plan or similar arrangement; or

(v)           agree, resolve or commit to do any of the foregoing.

6.2           Acquisition Proposals.

(a)           Go-Shop; No Solicitation or Negotiation.

(i)            Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 11:59 p.m., Eastern Time, on the date that is thirty (30) days following the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to, directly or indirectly: (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, including by granting a limited waiver, amendment or release under any pre-existing “standstill” or other similar provision solely to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made by such Person to the Company or the board of directors of the Company on a confidential basis; (B) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal; or (C) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, provide any non-public information concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal; provided, however, that the Company will promptly (and in any event within twenty-four (24) hours) provide to Parent, or provide Parent access to, any such non-public information concerning the Company and any of its Subsidiaries that is provided to any such Person or its Representatives that was not previously provided to Parent or its Representatives. From the date hereof until the No-Shop Period Start Date, the Company shall notify Parent in writing as promptly as reasonably practicable (and in any event within twenty-four (24) hours) of any Acquisition Proposal received by the Company, its Subsidiaries or any of their respective Representatives (which notice must include (x) the identity of the Person (or group of Persons) making such Acquisition Proposal, (y) copies of drafts of proposed agreements, term sheets, letters of intent or any other written terms or proposals related thereto provided to the Company or any of its Representatives and (z) a written summary of the material terms and conditions of any Acquisition Proposal not made in writing). On the No-Shop Period Start Date, the Company shall provide Parent a list identifying each Excluded Party as of the No-Shop Period Start Date. The Company shall keep Parent reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, and provide Parent with any material written supplements or written additions to any written Acquisition Proposal.

(ii)           Except as expressly permitted by this Section 6.2 or as related to any Excluded Party (but solely to the extent such Person or group remains an Excluded Party), from the No-Shop Period Start Date until the earlier to occur of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VIII, the Company shall not, and the Company shall cause its Subsidiaries and its and their directors, officers and employees to and direct its and their other respective Representatives not to, directly or indirectly: (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (B) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal; or (C) provide any non-public information concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal. Except as related to any Excluded Party (but solely to the extent such Person or group remains an Excluded Party), from the No-Shop Period Start Date until the earlier to occur of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VIII, the Company shall, and the Company shall cause its Subsidiaries and its and their directors, officers and employees to and direct its and their respective other Representatives to, (1) immediately cease and cause to be terminated any discussions and negotiations with any Person (other than Parent, Merger Sub and their respective Representatives) conducted prior to the No-Shop Period Start Date with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal, and cease providing any information to any such Person or its Representatives, (2) with respect to any Person with whom such discussions or negotiations have been terminated, promptly (and in any event within forty-eight (48) hours) request that such Person and its Representatives to return or destroy, in accordance with the terms of the applicable confidentiality agreement, any information furnished by or on behalf of the Company and shall take all necessary action to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement, (3) promptly (and in any event within forty-eight (48) hours) terminate all access granted to any Person and its Representatives to any physical or electronic data rooms relating (or other diligence access) and (4) not terminate, waive, amend or modify any provision of any existing confidentiality or standstill agreement with respect to a potential Acquisition Proposal; provided that the foregoing shall not restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent the Company’s board of directors determines in good faith that, after consultation with its outside legal counsel, the failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law.

(b)           Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), but subject to compliance with this Section 6.2(b), from the No-Shop Period Start Date until the time that the Company Requisite Vote is obtained, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such Person and that, prior to furnishing any such non-public information, the Company receives from the Person making such Acquisition Proposal an Acceptable Confidentiality Agreement and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, (1) the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that (A) based on the information then available and after consultation with a financial advisor of nationally recognized reputation, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law and (2) with respect to clause (ii), the Company provides written notice to Parent at least twenty-four (24) hours prior to first engaging or participating in any discussions or negotiations with any such Person regarding such Acquisition Proposal.

(c)           Notice. From the No-Shop Period Start Date until the earlier to occur of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VIII, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including any amendment thereto) and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations (including delivery to Parent within twenty-four (24) hours of copies of all written communications delivered by or on behalf of such Person in connection with such proposal or offer).

(d)           No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(e) and Section 6.2(f), the Company’s board of directors (or any committee thereof) shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) fail to recommend against any Acquisition Proposal that is a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, (iv) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement (each of the foregoing clauses (i)-(iv), a “Change in Recommendation”), (v) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

(e)           Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in Section 6.2(d), following receipt of a bona fide written Acquisition Proposal by the Company after the date of this Agreement that the Company’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation or terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 6.2(e)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:

(i)            the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two (2) Business Day period) and (3) that, subject to clause (ii) below, the Company’s board of directors has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such a Change in Recommendation or terminating this Agreement in accordance with Section 8.3(b), as applicable, engaged in good faith with Parent (to the extent Parent wishes to engage and does so engage) during such notice period, which may be on a non-exclusive basis, to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and

(ii)           the Company’s board of directors shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms committed to in writing by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)            Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(d), upon the occurrence of any Intervening Event, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation if all of the following conditions are met:

(i)            the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the Company’s board of directors has determined to make a Change in Recommendation and (B) prior to making such a Change in Recommendation, engaged in good faith with Parent (to the extent Parent wishes to engage and does so engage) during such notice period to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the failure of the Company’s board of directors to make a Change in Recommendation in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)           the Company’s board of directors shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms committed to in writing by Parent, the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)           Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company or the Company’s board of directors from (i) disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including the issuance, in and of itself, by the Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the Company’s board of directors (or any authorized committee thereof) reasonably determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or violate applicable Law; provided that this Section 6.2(g) shall not permit and shall not be deemed to permit the Company or the Company’s board of directors to make a Change in Recommendation except to the extent in accordance with Section 6.2(e) or Section 6.2(f).

6.3           Information Supplied.

(a)           The Company shall as promptly as practicable, and in any event within thirty-five (35) days after the date of this Agreement, prepare and file with the SEC a proxy statement on Schedule 14A (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) in preliminary form relating to the Company Stockholders Meeting. The Company and Parent shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed to the stockholders of the Company as promptly as possible after the earlier of (i) the date the staff of the SEC (the “Staff”) advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement and (ii) expiration of the ten (10)-day waiting period contemplated by Rule 14a-6(a) under the Exchange Act.

(b)           No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Change in Recommendation). The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. Parent shall (i) furnish all information reasonably necessary or advisable to be included in the Proxy Statement concerning it and its Affiliates to the Company, (ii) provide such other assistance as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (iii) otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments received from the SEC. On the date of filing with the SEC, the date of mailing to the stockholders of the Company of the Proxy Statement, and at the time of the Company Stockholder Meeting, the Proxy Statement will not (i) include any misstatement of a material fact or (ii) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company or Parent, as applicable, for inclusion or incorporation by reference in the Proxy Statement will not, at the time that such Proxy Statement is filed with the SEC, (i) include any misstatement of a material fact or (ii) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the receipt of the Company Requisite Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement such that the Proxy Statement would not (A) include any misstatement of a material fact or (B) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other parties and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the Staff and of any request by the SEC or the Staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all material correspondence between it or any of its Representatives, on the one hand, and the SEC or the Staff, on the other hand, with respect to the Proxy Statement or the Merger. No response to any comments from the SEC or the Staff relating to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

6.4           Company Stockholders Meeting.

(a)           The Company will as promptly as reasonably practicable in accordance with applicable Law and the Company Certificate of Incorporation and Company Bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”). Subject to the provisions of Section 6.2, the Company’s board of directors shall (i) include the Company Recommendation in the Proxy Statement, (ii) recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and (iii) use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding the foregoing, if on or prior to the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (A) it will not receive proxies representing the Company Requisite Vote, whether or not a quorum is present or (B) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may, in its reasonable discretion, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting in consultation with Parent (provided that the Company may not postpone or adjourn the Company Stockholders Meeting more than one month in the aggregate pursuant to this sentence without Parent’s prior written consent (and in no event shall any such postponed or adjourned Company Stockholders Meeting be held later than three (3) Business Days prior to the Termination Date). In addition, notwithstanding the first sentence of this Section 6.4(a), the Company may (and if required by Parent on no more than two (2) occasions, shall for a reasonable period of time not to exceed ten (10) Business Days in the aggregate) postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law and reviewed by stockholders of the Company prior to the Company Stockholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting. The Company shall cooperate with and keep Parent reasonably informed regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement. Notwithstanding the foregoing, the Company will not change the record date of the Company Stockholders Meeting without consulting Parent and considering Parent’s views in good faith.

(b)           Notwithstanding any Change in Recommendation, the Company shall nonetheless submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with ARTICLE VIII prior to the Company Stockholders Meeting.

6.5           Filings; Other Actions; Notification and Cooperation.

(a)           The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and controlled Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports, information and other filings (and in any event, by filing within twenty (20) Business Days after the date hereof the notifications, filings and other information required to be filed under the HSR Act and as promptly as practicable after the date hereof the notifications, filings and other information required to be filed under any Foreign Investment and Competition Laws and in relation to the FCA Approval with respect to the transactions contemplated hereby) and to obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b)           Subject to Section 6.5(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act, any other Antitrust Laws or in relation to the FCA Approval, including a request for additional information and documentary material (a “Second Request”), unless otherwise agreed to by Parent and the Company in writing, the parties will use their reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process. None of the parties, including their respective Subsidiaries and controlled Affiliates, shall take, cause or permit to be taken, or omit to take, any action which such party reasonably expects to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the parties. In furtherance of the foregoing, from the date of this Agreement until the Effective Time, Parent shall not, directly or indirectly (but subject in all respects to the immediately preceding sentence) acquire or agree to acquire, by merger or consolidation with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to prevent or delay past the Termination Date the satisfaction of the condition to the Closing set forth in Section 7.1(b). None of the parties, without each other party’s prior written consent, shall (i) withdraw or refile any filing made under the HSR Act or any other Antitrust Laws, (ii) enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the contemplated transactions under the HSR Act or any other Antitrust Laws or (iii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the parties not to consummate the contemplated transactions (or that would otherwise prevent or prohibit the parties from consummating the contemplated transactions).

(c)           Parent and the Company shall cooperate with respect to the Antitrust Laws and shall have joint decision making authority with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger prior to the Termination Date. No party hereto or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing, excluding a Notification and Report Form filed pursuant to the HSR Act, or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, or a summary of any oral communication and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted as necessary to address reasonable privilege concerns or to comply with contractual arrangements or applicable Law. It is understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 6.5(c).

(d)           In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, Parent, including its Subsidiaries and controlled Affiliates, shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.5, “reasonable best efforts” shall include taking any and all actions (such actions, the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby as expeditiously as possible, and in no event later than the Termination Date, including: (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, properties, products, product lines, services or equity interests of the Company or Parent or their respective Subsidiaries or controlled Affiliates, (ii) creating, terminating, or amending any existing or new relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries or controlled Affiliates, (iii) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to the operation of, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, products, product lines, services or equity interests of Parent or the Company (including any of their respective Subsidiaries or controlled Affiliates); provided that (x) such Regulatory Actions shall be conditioned upon and become effective only from and after the Effective Time, (y) the Company and its Subsidiaries shall not take any Regulatory Action without the prior written consent of Parent and (z) notwithstanding anything to the contrary contained herein, Parent and Merger Sub shall not be obligated under this Section 6.5 to take any Regulatory Action that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Parent shall defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date; provided that such litigation in no way limits the obligation of Parent to, and to cause its controlled Affiliates to, use its reasonable best efforts, and to take any and all steps necessary, to eliminate each and every such impediment so as to be able to close the transactions contemplated hereby prior to the Termination Date.

(e)           In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, subject to Section 6.5(d), Parent shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Merger.

(f)           Information. The Company and Parent each shall, upon request by the other, promptly furnish the other parties’ counsel with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters in each case as may be reasonably requested by the other party that is necessary or advisable in connection with (i) any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and (ii) any Tax structuring or planning or other Tax matters.

(g)           Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

6.6           Access; Consultation.

(a)           Upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall direct its and their respective other Representatives to, afford Parent and its Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ properties, assets, books and records and (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent in connection with the Merger and the other transactions contemplated by this Agreement, including for purposes of integration planning; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to permit any invasive environmental sampling or any inspection or to disclose any information pursuant to this Section 6.6, to the extent that (i) in the reasonable good faith judgment of the Company, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided, further that with respect to the foregoing clauses (i) through (iii) of this Section 6.6(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

(b)           The Company may, as it deems advisable and necessary, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to Parent and the Company and pursuant to which such information shall not be disclosed by such outside counsel to any directors, officers or employees of the recipient without the express prior permission of the Company or its legal counsel, and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6, including all information or discussions resulting from any access provided pursuant to this Section 6.6 shall be subject to the Confidentiality Agreement, which shall survive any termination of this Agreement and continue in full force and effect in accordance with its terms.

(c)           To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

6.7           Stock Exchange De-listing and De-registration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the de-listing of the Shares from the NYSE as soon as possible following the Effective Time and (b) the de-registration of the Shares under the Exchange Act as soon as possible thereafter.

6.8           Publicity. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent and will be issued promptly following the execution and delivery of this Agreement. Thereafter, the Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements (including participating in any media interviews or engaging in any meetings or calls with analysts, institutional investors or other similar Persons) with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NYSE, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.8 or (d) as may be principally with respect to any Change in Recommendation expressly permitted by and made in accordance with this Agreement (or Parent’s response thereto). For the avoidance of doubt, Parent will not be obligated to engage in such consultation with respect to communications that are disclosures or communications by Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions no less restrictive than the applicable Confidentiality Agreement.

6.9           Employee Benefits.

(a)           Parent agrees that each employee of the Company or its Subsidiaries who continues to remain employed with the Company or its Subsidiaries following the Closing (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) employee benefits (excluding equity or equity-based incentive compensation, deferred compensation and long term incentive compensation) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time. Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Parent shall or shall cause the Surviving Corporation to honor and assume all obligations under employment agreements and severance plans listed on Section 6.9(a) of the Company Disclosure Letter with their terms as in effect immediately prior to the Effective Time, subject to the terms of such agreements and plans.

(b)           Parent shall or shall cause the Surviving Corporation to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees immediately following the Effective Time except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date, except in the case of Continuing Employees located outside of the United States, where prohibited by applicable Law.

(c)           From and after the Closing Date, Parent shall or shall cause the Surviving Corporation to, provide credit to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition (i) would result in a duplication of benefits or (ii) with respect to Continuing Employees located outside of the United States, where prohibited by applicable Law.

(d)           Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.9 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

6.10         Expenses; Transfer Taxes.

(a)           Except as otherwise provided in Section 6.15 and Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that (i) the filing fee for the Proxy Statement and expenses incurred in connection with the printing and mailing the Proxy Statement shall be shared equally by Parent and the Company and (ii) Parent will be responsible for, and pay, one hundred percent (100%) of the filing fees incurred in connection with the filings required under the HSR Act and any other filings required or advisable to be made with any Governmental Entity in connection with the Merger.

(b)           All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger (other than transfer taxes described in Section 3.2(b)) shall be paid by or on behalf of Parent when due and payable.

6.11         Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any and all costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or based on, in whole or in part, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification). Parent shall, and shall cause the Surviving Corporation to, ensure that the organizational documents of the Surviving Corporation and its Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable, in the aggregate, with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational and governing documents of any Subsidiary). Any right of indemnification of an Indemnified Party pursuant to this Section 6.11 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable, in the aggregate, as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company be required to expend for such policies an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6)-year period with benefits and levels of coverage at least as favorable, in the aggregate, as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Corporation be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case as a condition thereto, Parent or the Surviving Corporation (or their respective successors or assigns), as applicable, shall cause such Person to assume all of the obligations set forth in this Section 6.11.

(d)           The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such individual may have under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms.

(e)           Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed) to such settlement, compromise or consent.

(f)           Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

6.12         Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13         Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.14         Section 16(b). Prior to the Effective Time, the Company shall (and shall be permitted to) take all actions as may be reasonably necessary to cause any dispositions (or deemed dispositions) of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

6.15         Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DCGL, by written consent. Parent shall promptly deliver a copy of such executed written consent to the Company.

6.16         Stockholder Litigation. The Company shall promptly advise Parent of any Proceeding commenced after the date hereof against the Company or any of its officers or directors by any stockholder of the Company relating to this Agreement and the transactions contemplated hereby, including the Merger, and shall keep Parent reasonably informed on a reasonably current basis regarding any such Proceeding. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company or its officers or directors (provided that the Company shall not compromise or settle, or agree to compromise or settle, any such stockholder litigation without the prior written consent of Parent), and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against Parent or its officers or directors, in each case, relating to the Merger or any of the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement.

6.17         Existing Credit Agreement; Existing A/R Securitization Agreement.

(a)           The Company shall use commercially reasonable efforts to (i) obtain a customary pay-off letter (in form and substance reasonably acceptable to Parent) (the “Debt Payoff Letter”) and customary release documentation for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under, the Credit Agreement, dated as of February 8, 2019, among the Company, the guarantors party thereto from time to time, the financial institutions party thereto from time to time as lenders and Bank of America, N.A. as administrative agent, swing line lender and L/C issuer (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Existing Credit Agreement”), (ii) provide Parent with a copy of such Debt Payoff Letter at least two (2) Business Days prior to the Closing Date and (iii) give (by the date required under the Existing Credit Agreement) any necessary notices (including notices of prepayment) to allow for the prepayment, payoff, discharge and termination in full of the Existing Credit Agreement at the Closing.

(b)           Prior to the Closing Date, at the request of Parent, the Company shall use commercially reasonable efforts to (i) (x) obtain, or cause Dun & Bradstreet, Inc. to obtain, a customary pay-off letter (in form and substance reasonably acceptable to Parent) (the “A/R Securitization Payoff Letter”) and customary release documentation, if applicable, to the extent necessary for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under, the Receivables Purchase Agreement, dated as of September 9, 2022, among Dun & Bradstreet Receivables LLC, as seller, the persons from time to time party thereto as purchasers, PNC Bank, National Association, as administrative agent, Dun & Bradstreet, Inc., as servicer, and PNC Capital Markets LLC, as structuring agent (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Existing A/R Securitization Agreement”), (y) provide Parent with a copy of such A/R Securitization Payoff Letter at least two (2) Business Days prior to the Closing Date and (z) give (by the date required under the Existing A/R Securitization Agreement) any necessary notices (including notices of prepayment) to allow for the prepayment, payoff, discharge and termination in full of the Existing A/R Securitization Agreement at the Closing or (ii) use its commercially reasonable efforts to obtain an amendment (in form and substance reasonably acceptable to Parent) to the Existing A/R Securitization Agreement to permit the Merger and the other transactions contemplated by this Agreement.

6.18         Company Notes. Prior to the Closing Date, at the request and expense of Parent, the Company shall as promptly as practicable following receipt of such request or, at a time reasonably requested by Parent, use its reasonable best efforts to (i) commence one or more tender offers, exchange offers or consent solicitations or change of control offers (each, a “Noteholder Action”) for any or all of the outstanding aggregate principal amount of the 5.000% Senior Unsecured Notes due 2029 (the “Company Notes”) prior to the Closing Date, the settlement of which, in each case, will be contingent on the Closing or (ii) redeem or satisfy and discharge any or all of the Company Notes (a “Redemption”), as of the Effective Time, in each case, on price terms that are acceptable to Parent (and, in the case of a Redemption, subject to a redemption premium no greater than that specified in the Company Notes or the indenture governing the Company Notes (the “Company Notes Indenture”) and such other customary terms and conditions as are reasonably acceptable to the Company and Parent. To the extent reasonably requested by Parent, the Company shall, in accordance with the applicable redemption and other provisions of the Company Notes and the Company Notes Indenture, (x) take any actions reasonably necessary or appropriate to be taken to issue conditional redemption notices, notices of conditional offers to purchase or exchange the Company Notes or notices of satisfaction and discharge, or consent solicitations which close at or following the Effective Time, or other documents necessary to commence any Noteholder Action for the Company Notes and (y) use reasonable best efforts to take any other actions reasonably requested by Parent to facilitate the redemption and satisfaction and discharge of the Company Notes or to cause the trustee to proceed with such Noteholder Action for the Company Notes, and take any such action as is reasonably necessary (including the delivery of any required legal opinions by counsel to the Company) to cause the trustee or other applicable agent to send the notices of offers to purchase or redemption, consent solicitation statement or other documents necessary to commence such a transaction, to the holders of the Company Notes on or prior to the Closing Date, as applicable. The Company shall not be required to commence any Noteholder Action or Redemption until the Parent shall have drafted all necessary and appropriate documentation related to any Noteholder Action or Redemption and provided advanced review and reasonable opportunity to the Company and its counsel to comment and make reasonable changes to such documents. If at any time prior to the completion of any Noteholder Action any information in the related offer documents should be discovered by the Company, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to such documents, so that the offer documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the Company Notes. Notwithstanding anything to the contrary in this Section 6.18, any Noteholder Action or Redemption shall be conducted in compliance with any applicable provisions of the Company Notes Indenture and with applicable Law (in all material respects), including SEC rules and regulations, and the Company shall not be required to commence and conduct any Noteholder Action or Redemption that is not in compliance with the Company Notes Indenture and applicable Laws. So long as the Company has received sufficient immediately available funds provided by or at the direction of Parent for the full payment of the Company Notes validly tendered, the Company shall waive any of the conditions to any Noteholder Action (other than that the Merger shall have been consummated and that there shall be no final order, decree, judgment, injunction, ruling or other non-appealable action prohibiting consummation of any Noteholder Action) as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to any Noteholder Action or make any changes to any such Noteholder Action other than as agreed between Parent and the Company. Any dealer manager, information agent, depositary or other agent retained in connection with any Noteholder Action for the Company Notes will be selected by Parent and be reasonably acceptable to the Company and the fees and out-of-pocket expenses of such agents will be paid directly by Parent. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to give a notice of redemption that is not conditioned on the occurrence of the Closing.

6.19         Financing.

(a)           Parent or Merger Sub, as applicable, shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Financing, including to:

(i)            negotiate definitive financing agreements with respect to the Financing (the “Definitive Financing Agreements”) on terms and conditions no less favorable to Parent, Merger Sub, the Company or any of the holders of Shares, as applicable, (whether by making any such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise) than those contained in the applicable Commitment Letters (including any “market flex” and “securities demand” terms and conditions) or impose any new or additional condition or other contingency relating to the receipt of funding of the Financing;

(ii)           enter into Definitive Financing Agreements with respect thereto and, upon the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), consummate the Financing at or prior to the Closing;

(iii)           satisfy on a timely basis all covenants and conditions applicable to Parent in the Commitment Letters;

(iv)           maintain in effect the Commitment Letters until the funding of the applicable Financing thereunder; and

(v)           if the conditions under the Commitment Letters are satisfied, cause the Financing to be funded in full on or prior to the date the Closing is required to occur in accordance with this Agreement.

(b)           Parent shall keep the Company fully informed in writing on a current basis in reasonable detail with respect to the status of the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice of (i) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) on the part of any party to any Commitment Letter of which Parent or Merger Sub becomes aware, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Person with respect to any actual or potential breach, default or material dispute (for the avoidance of doubt, excluding ordinary course negotiations) by or involving any party under any Commitment Letter or Definitive Financing Agreement and (iii) any actual or purported withdrawal, modification, termination, rescission or repudiation of any Commitment Letter or Definitive Financing Agreement. Notwithstanding the foregoing, nothing herein shall require Parent or Merger Sub to disclose any information if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which Parent or its Affiliates is a party).

(c)           Subject to the terms and conditions of this Agreement (and other than (x) as expressly set forth in this Section 6.19 with respect to any Alternative Financing and (y) amendments, modifications or supplements to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties to the Debt Commitment Letter, neither Parent nor Merger Sub shall agree to or permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver would or would reasonably be expected to: (i) reduce the aggregate amount of the Financing (in each case, except as expressly permitted therein) to an amount less than the Required Amount (taking into account any then available debt and equity financing); (ii) expand the conditions or other contingencies relating to the receipt or funding of the Financing, amend or modify any of the conditions or other contingencies relating to the receipt or funding of the Financing (whether by making any of such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise) or impose new or additional conditions or other contingencies relating to the receipt or funding of the Financing, in each case, in a manner that would reasonably be expected to (A) materially prevent or delay the Effective Time or the date on which the Financing would be obtained or (B) make the timely funding of the Financing less likely to occur; or (iii) adversely impact the ability of Parent or Merger Sub to enforce its rights under the Commitment Letters or Definitive Financing Agreements.

(d)           In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, regardless of the reason therefor, Parent will use its reasonable best efforts to, or at the option of Parent, Parent or Merger Sub, may obtain alternative debt financing or preferred equity financing from the same or alternative sources (in an amount at least equal to the Required Amount (taking into account any then available debt and equity financing)) (the “Alternative Financing”). Parent will provide the Company with a copy of any new financing commitment letter with respect to any Alternative Financing (and any fee letter in connection therewith (it being understood and agreed that any such fee letter may be redacted in the same manner as the fee letter delivered in connection with the Debt Commitment Letter)). Such Alternative Financing commitment letter shall not include any conditions to the consummation of such Alternative Financing that are materially more onerous than the conditions set forth in the Debt Commitment Letter delivered as of the date hereof, provided that such Alternative Financing commitment letter may include a customary marketing period or any other conditions that are not reasonably likely to (A) materially prevent or delay the Effective Time or the date on which the Financing would be obtained or (B) make the timely funding of the Financing less likely to occur. In the event Alternative Financing is obtained, (i) references in this Agreement to the Financing shall also be deemed to refer to such Alternative Financing, (ii) if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letters and the Definitive Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, (iii) references in this Agreement to the Lenders shall include the debt financing sources providing financing pursuant to such Alternative Financing, and (iv) all obligations of Parent and Merger Sub pursuant to this Section 6.19 shall be applicable thereto to the same extent as Parent’s and Merger Sub’s obligations with respect to the Financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.19 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees or any interest rates applicable to the Debt Financing in excess in the aggregate of those contemplated by the Debt Commitment Letter (including the “market flex” provisions), or agree to any “market flex” term less favorable to Parent or Company than such corresponding “market flex” term contained in or contemplated by the Debt Commitment Letter as of the date hereof (in either case, whether to secure waiver of any conditions contained therein or otherwise). Notwithstanding the foregoing, compliance by Parent and Merger Sub with the provisions of this Section 6.19(d) shall not relieve Parent or Merger Sub of their obligations to consummate the Merger or other transactions contemplated hereby whether or not the Financing is available.

(e)           The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide to Parent all cooperation reasonably requested by Parent and customarily provided to the borrowers or issuers in financings of the type contemplated by the Debt Commitment Letter, and at Parent’s sole expense, in connection with Parent’s arrangement and obtaining the Debt Financing, including: (i) prior to and during the Marketing Period, at reasonable times and upon reasonable advance written notice, preparation for and participation in a reasonable number of meetings (in each case, which may be held by conference call), conference calls, road shows, presentations, due diligence sessions, drafting sessions and sessions with rating agencies and prospective Lenders (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders of, any Debt Financing) or other reasonable and customary debt financing activities, in each case, by officers of customary seniority and expertise of the Company, in each case, at the time and locations to be mutually agreed; (ii) prior to and during the Marketing Period, cooperating with the marketing efforts of Parent and the Lenders relating to the Debt Financing, including providing reasonable assistance with the preparation of materials for rating agency presentations, prospectuses, private placement memoranda, offering memoranda, information memoranda and packages (including, in each case, using reasonable best efforts to procure permission for the use of industry reports and data referenced therein), a confidential information memorandum and similar documents required in connection with the Debt Financing, including the marketing and syndication thereof (if applicable); (iii) as promptly as reasonably practicable, furnishing Parent with (x) the Required Financial Information and, (y) such other pertinent and customary financial information with respect to the Company and its Subsidiaries, as may be reasonably requested by Parent to the extent that such information is of the type and form customarily included in a bank information memoranda or an offering memorandum with respect to a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act, as applicable, and is historically prepared by the Company and its Subsidiaries and customary and reasonable assistance (but not preparation of) in the preparation by Parent of pro forma financial information and pro forma financial statements (it being understood that Parent shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein); (iv) assisting with the negotiation and preparation of, and executing and delivering, any customary credit agreements, indentures, purchase agreements, amendments, collateral documents, other definitive financing agreements, customary officer’s certificates and other certificates or documents with respect to the Debt Financing (including schedules thereto) as may be reasonably requested by Parent, including, without limitation, any schedules or exhibits thereto and the furnishing of any customary financing deliverables; provided that such agreements do not become effective until the Closing; (v) furnishing Parent promptly, and in any event at least five (5) business days prior to the Closing Date (to the extent requested at least eight (8) business days prior to the Closing Date), with all documentation and other information that the Lenders determine is required by any Governmental Entity under applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations, including the USA PATRIOT Act; (vi) facilitating the pledge of and obtaining perfection in collateral and the provision of guarantees, in each case, the effectiveness of which shall be conditioned upon the occurrence of the Closing; (vii) executing and delivering customary authorization letters authorizing the distribution of information to prospective lenders with respect to the Debt Financing that contain a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in such documents and identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their securities; and (viii) in connection with any offering of high yield debt securities as part of the Debt Financing, (x) use commercially reasonable efforts to cause the independent registered public accountants of the Company to cooperate with the Debt Financing, including by issuing a customary comfort letter (including customary “negative assurance” comfort and change period comfort) upon the “pricing” and “closing” of the debt securities included in the Debt Financing (subject to the completion by such accountants of customary procedures relating thereto), to provide drafts thereof reasonably in advance of “pricing” and “closing” upon request of Parent and to assist with the due diligence activities and audit and review, as applicable, of the Required Financial Information and (y) cooperate with the independent registered public accountants for the Company in connection with the issuance of such comfort letters (including by executing customary management representation letters); provided, however that such cooperation does not:

(i)            require the entry by Company or any of its Subsidiaries into any agreement or commitment that would be effective prior to the Effective Time and that is not contingent on the occurrence of the Effective Time (other than customary authorization letters);

(ii)           interfere in any material respect with the ongoing business or operations of the Company and its Subsidiaries;

(iii)          include any actions that the Company reasonably believes would (A) result in a violation of any material Contract, including the Existing Credit Agreement and the Company Notes, or confidentiality agreement or any Law, or the loss of any legal or other privilege, (B) conflict with or violate the Company’s organizational documents or (C) cause any representation, warranty, covenant or other obligation in this Agreement to be breached or any condition set forth in ARTICLE VII to fail to be satisfied;

(iv)          require the payment of any fees or reimbursement of any expenses prior to the Closing for which the Company has not received prior reimbursement or is not otherwise indemnified by Parent or subject to reimbursement hereunder;

(v)           cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability (including that none of the board of directors of the Company or any of its Subsidiaries that is not maintaining such position following the Closing shall be required to enter into any resolutions or take any similar action approving the Financing until the Closing has occurred); require the delivery of any projections, pro forma financial information or any other forward-looking information to any third parties; or

(vi)          require the delivery of any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date hereof.

Upon the earlier to occur of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VIII, Parent shall, promptly upon request of the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation, including all fees and expenses of counsel and other advisors.

(f)            Parent shall take all actions and do all things necessary, proper or advisable to obtain the Equity Financing, including by (i) maintaining in effect the Equity Commitment Letter, (ii) using reasonable best efforts to ensure the accuracy of all representations and warranties of Parent, if any, set forth in the Equity Commitment Letter, (iii) complying with its obligations under the Equity Commitment Letter, (iv) satisfying on a timely basis all conditions applicable to Parent in the Equity Commitment Letter that are within its control, (v) enforcing its rights under the Equity Commitment Letter and (vi) consummating the Equity Financing at or prior to the Closing, including by causing the Equity Investors to fund the Equity Financing at the Closing.

(g)           Parent shall indemnify and hold harmless each of the Company and its Subsidiaries and their respective officers, directors, employees, agents, Affiliates, and representatives (collectively, the “Financing Indemnitees”) from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except to the extent such losses result from (i) information provided by or on behalf of the Company and its Affiliates, (ii) the gross negligence or willful misconduct of such Financing Indemnitees or (iii) the Company’s Willful Breach of its obligations under this Section 6.19. This Section 6.19(g) shall survive the consummation of the Merger and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective Affiliates.

(h)           None of the Lenders will have any liability to the Company or any of its Subsidiaries or Affiliates relating to or arising out of this Agreement, the Debt Financing or any of the agreements entered into in connection with any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Subsidiaries or Affiliates will have any rights or claims against any of the Lenders hereunder or thereunder; provided, that nothing in this Section 6.19(h) shall limit the rights of the Company and its Affiliates from and after the Effective Time under any debt commitment letter or the definitive debt documents executed in connection with the syndication and marketing of the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company or its Affiliates are party thereto; provided, further, that prior to the Closing, neither the Company nor any of its Affiliates shall be entitled to specific performance under any commitment letter or similar agreement entered into by Parent for any Debt Financing against the Lenders.

(i)           The Company and its Subsidiaries consent to the use of their logos in connection with the Debt Financing so long as such logos are used solely in a manner that is customary for such purpose and not intended to or reasonably likely to harm, disparage or otherwise adversely affect the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

ARTICLE VII

CONDITIONS

7.1           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a)           Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company Certificate of Incorporation and the Company Bylaws.

(b)           Governmental Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) the required Consents to be obtained from any Governmental Entity set forth on Section 7.1(b)(ii) of the Company Disclosure Letter shall have been filed, occurred or been obtained.

(c)           Law. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing of the following additional conditions:

(a)           Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 4.2(a), 4.2(b) and 4.2(c) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (ii) Section 4.6 (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date, (iii) Section 4.1(a) (Organization, Good Standing and Qualification), Section 4.3 (Corporate Authority and Approval) and Section 4.21 (Brokers and Finders) shall be true and correct in all material respects as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iv) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)           Company Certificate. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d)           No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

7.3           Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following additional conditions:

(a)           Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.1 (Organization, Good Standing and Qualification) Section 5.2 (Ownership of Merger Sub) and Section 5.3 (Corporate Authority and Approval) of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been so true and correct as of such particular date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failures of such representations and warranties to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)           Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4           Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 7.4).

ARTICLE VIII

TERMINATION

8.1           Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2           Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company by written notice to the other party if:

(a)           the Merger shall not have been consummated by December 23, 2025 (such date, as it may be modified by the mutual written agreement of the Company and Parent, the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided that if as of the Termination Date any of the conditions set forth in Sections 7.1(b) or 7.1(c) (solely to the extent related to the matters set forth in Section 7.1(b)) shall not have been satisfied or waived (to the extent permitted), but all other conditions to Closing set forth in ARTICLE VII shall have been satisfied, or would be satisfied if Closing were to occur on such date, the Termination Date shall automatically be extended until March 23, 2026 (the “Extended Termination Date” and, if so extended, the Extended Termination Date then shall be the Termination Date); provided, further that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to consummate the transactions contemplated hereby by the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso), except that Parent’s and Merger Sub’s failure to close solely as a result of the unavailability of the Debt Financing to be funded at the Closing, which failure shall not have resulted from a breach by Parent or Merger Sub of this Agreement or any agreement with respect to such Debt Financing, shall not limit Parent’s termination right pursuant to this Section 8.2(a);

(b)           the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have occurred at the Company Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote upon the adoption of this Agreement was taken; or

(c)           any Law promulgated by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a);

provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect any of its obligations under this Agreement in any manner that shall have materially contributed to, or resulted in, the failure of the Merger to be consummated (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso).

8.3           Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by written notice to Parent if:

(a)           at any time prior to the Effective Time, whether or not the Company Requisite Vote has been obtained, there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to Parent from the Company describing such breach or failure in reasonable detail and (ii) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to a failure of any of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied;

(b)           at any time prior to the Company Requisite Vote being obtained, in order to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(e); provided that (i) the Company shall have received a Superior Proposal; (ii) the Company’s board of directors shall have authorized the Company to enter into an Alternative Acquisition Agreement to consummate the transaction contemplated by that Superior Proposal in connection with the termination of this Agreement; (iii) the Company shall not have breached in any material respect Section 6.2 with respect to such Superior Proposal; and (iv) prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee or the Go-Shop Termination Fee, as applicable, required to be paid pursuant to Section 8.5(b); or

(c)           (i) all of the conditions provided for in Sections 7.1 and 7.2 have been satisfied or waived (other than those conditions that by their nature are to be, and can be, satisfied by actions taken at the Closing), (ii) Parent fails to consummate the Merger on the date on which the Closing should have occurred pursuant to Section 1.2, (iii) the Company has irrevocably confirmed to Parent in writing that (x) all of the conditions set forth in Sections 7.1 and 7.3 have been and continue to be satisfied (other than those conditions that by their nature are to be, but will be at such time, satisfied by actions taken at the Closing) or will be waived by the Company and (y) it is ready, willing and able to consummate the Closing on the date of such written notice and throughout the immediately subsequent three (3) Business Day period and (iv) Parent fails to consummate the Merger within three (3) Business Days following receipt of such written notice (it being understood that, notwithstanding anything to the contrary in this Agreement, Parent will not be permitted to terminate this Agreement during such three (3) Business Day period).

8.4           Termination by Parent. This Agreement may be terminated by written notice from Parent to the Company and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)           there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent describing such breach or failure in reasonable detail and (ii) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to a failure of any of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied; or

(b)           there shall have been a Change in Recommendation; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.4(b) once the Company Requisite Vote is obtained.

8.5           Effect of Termination and Abandonment.

(a)           In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Affiliates); provided that no such termination shall relieve any party hereto from any liability (i) for damages resulting from the Willful Breach of this Agreement prior to such termination by any party hereto or from actual fraud (which liability the parties hereto acknowledge and agree may not necessarily be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated by this Agreement, and may include damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the parties hereto and the stockholders of the Company) or (ii) as provided in this Section 8.5 (including, from any obligation to pay, if applicable, the Go-Shop Termination Fee pursuant to Section 8.5(b), the Company Termination Fee pursuant to Section 8.5(b) or Section 8.5(c), or the Parent Termination Fee pursuant to Section 8.5(d)).

(b)           If this Agreement is terminated (i) by Parent pursuant to Section 8.4(b) (Change in Recommendation), (ii) by Parent or the Company pursuant to Section 8.2(b) (Stockholder Vote) and prior to such termination there shall have been a Willful Breach of Section 6.2(a) in a manner that is material, or (iii) by the Company pursuant to Section 8.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or (ii) or prior to or concurrently with such termination in the case of clause (iii), pay to Parent, by wire transfer of immediately available funds, a fee equal to $123,000,000 (the “Company Termination Fee”); provided that if the Company terminates this Agreement pursuant to Section 8.3(b) (Termination for Superior Proposal) during the Go-Shop Period or pursuant to Section 8.3(b) (Termination for Superior Proposal) in order to enter into an Alternative Acquisition Agreement with an Excluded Party (but solely to the extent such Person or group remains an Excluded Party), such fee shall instead be equal to $61,500,000 (the “Go-Shop Termination Fee”).

(c)           If (i) this Agreement is validly terminated (A) by Parent or the Company pursuant to Section 8.2(a) (Termination Date) prior to the receipt of the Company Requisite Vote or Section 8.2(b) (Stockholder Vote) or (B) by Parent pursuant to Section 8.4(a) (Company Breach), (ii) prior to any such valid termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Acquisition Proposal shall have been publicly made to the Company or the Company’s board of directors, publicly announced or made directly to the Company’s stockholders generally and, in each case, not withdrawn prior to (1) the date that is at least five (5) days prior to the date on which the Company Stockholders Meeting is held in the event of a termination pursuant to Section 8.2(b) (Stockholder Vote) or (2) termination of this Agreement in the event of a termination pursuant to Section 8.2(a) (Termination Date) or Section 8.4(a) (Company Breach) and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(c), the Company consummates such Acquisition Proposal, then the Company shall pay the Company Termination Fee to Parent concurrently upon the consummation of such transaction; provided that solely for purposes of this Section 8.5(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.15, except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(d)           In the event of termination by (i) the Company pursuant to Section 8.3(a) (Parent Breach) or Section 8.3(c) (Failure to Close) or (ii) Parent pursuant to Section 8.2(a) (Termination Date) at a time when the Company could have terminated this Agreement pursuant to Section 8.3(a) or Section 8.3(c), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds an amount equal to $266,400,000 (the “Parent Termination Fee”).

(e)           The parties acknowledge and hereby agree that each of the Parent Termination Fee, the Go-Shop Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event shall (i) the Company be required to pay the Company Termination Fee or Go-Shop Termination Fee on more than one occasion or both the Company Termination Fee and Go-Shop Termination Fee, or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion.

(f)            Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; and accordingly, if the Company or Parent fails to pay promptly any amount that may become due pursuant to Section 8.5(b), or Section 8.5(c) or Section 8.5(d) (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent or the Company commences a suit which results in a judgment against the Company or Parent, respectively, for the applicable Payment, or any portion thereof, the party with such judgment against them shall pay to the other party its costs and expenses (including attorneys’ fees) actually incurred in connection with such suit (including any appeal relating thereto), together with interest on the amount of the Payment at the prime rate published in the Wall Street Journal, Eastern Edition, in effect on the date such Payment was first required to be paid from such date through the date of full payment thereof.

(g)           Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee or Go-Shop Termination Fee, as applicable, in accordance herewith, the payment of the Company Termination Fee or Go-Shop Termination Fee, as applicable, and the costs and expenses of Parent pursuant to Section 8.5(f), if applicable, shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and any of their respective Subsidiaries and Affiliates and any of their respective former, current or future, direct or indirect, general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Parent Related Parties”) against the Company, its Subsidiaries and Affiliates and any of their respective former, current or future, direct or indirect, general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent any amount due and payable pursuant to Section 8.5(f), whether in equity or at law, in contract, in tort or otherwise.

(h)           Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and the Company has the right to receive payment of the Parent Termination Fee in accordance herewith, the payment of the Parent Termination Fee and, if applicable, the costs and expenses of the Company pursuant to Section 8.5(f) and any other amounts payable under Section 6.19(g) (provided, that, notwithstanding anything to the contrary in this Agreement, any amounts payable under Section 8.5(f) and Section 6.19(g) shall in no event exceed an aggregate amount of $10,000,000 (such amount, the “Reimbursement and Enforcement Cap”)), shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties pursuant to this Agreement for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that Parent shall remain obligated to pay to the Company any amount due and payable pursuant to Section 8.5(f) (but subject to the Reimbursement and Enforcement Cap), whether in equity or at law, in contract, in tort or otherwise. For the avoidance of doubt, in the event of termination of this Agreement, the Lenders will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any willful breach). Upon payment of the Parent Termination Fee, (A) neither Parent nor any Parent Related Party or Lender shall have any further liability or obligation relating to or arising out of this Agreement or any certificate or other document delivered in connection herewith (including the Debt Commitment Letter and the Equity Commitment Letter) or therewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (B) none of the Company nor the Company Related Parties shall be entitled to bring or maintain any claim, suit, action or other Proceeding against Parent or any Parent Related Party or Lender arising out of or in connection with this Agreement or any certificate or other document delivered in connection herewith (including the Debt Commitment Letter and the Equity Commitment Letter) or therewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (C) the Company shall cause any claim, suit, action or proceeding pending in connection with this Agreement or any certificate or other document delivered in connection herewith (including the Debt Commitment Letter and the Equity Commitment Letter) or therewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company or any Company Related Party against Parent or any Parent Related Party or Lender, to be dismissed with prejudice promptly, and in any event within three (3) Business Days after the payment of the Parent Termination Fee. In no event shall the Company seek on its own behalf or on behalf of any Company Related Party, any damages from, or otherwise bring any suit, action or proceeding against, Parent or any Parent Related Party or Lender in connection with this Agreement, the other transaction documents or the transactions contemplated hereby or thereby (including any suit, action or proceeding relating to the Debt Financing or the Debt Commitment Letter), other than a suit, action or proceeding against Parent to recover payment of the Parent Termination Fee to the extent the Parent Termination Fee is not paid when due pursuant to this Agreement or for specific performance, injunction or other equitable remedy to the extent in accordance with Section 9.13.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1           Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III, Section 6.10(b) (Expenses; Transfer Taxes) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.6(b) (Access, Consultation), Section 6.10 (Expenses; Transfer Taxes), Section 6.19(g) (Financing Indemnification), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2           Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto. Notwithstanding the foregoing, no amendments or modifications to the provisions which the Lenders or the Equity Investors are expressly made third-party beneficiaries pursuant to Section 9.8 (including the defined terms used therein and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall be permitted in a manner adverse to any Lender or Equity Investor without the prior written consent of such Lender or Equity Investor.

9.3           Waiver.

(a)           Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(c)           Notwithstanding the foregoing, no waiver to the provisions which the Lenders are expressly made third-party beneficiaries pursuant to Section 9.8 (including the defined terms used therein and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall be permitted in a manner adverse to any Lender without the prior written consent of such Lender.

9.4           Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5           Governing Law and Venue; Waiver of Jury Trial. (a) SUBJECT TO SECTION 9.5(C), THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b)           Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or is related to this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

(c)           Notwithstanding anything herein to the contrary, each of the parties (including, in the case of the Company, on behalf of itself and the Company Related Parties) irrevocably (i) agrees that any legal action or proceeding involving any Lender arising out of or relating to this Agreement, the Debt Commitment Letter or the Debt Financing, and the transactions contemplated hereby or thereby or the performance of services thereunder, whether at law or equity, in contract, in tort or otherwise, shall be brought and determined in any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof (ii) submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding involving any Lender arising out of or relating to this Agreement, the Debt Commitment Letter or the Debt Financing and the transactions contemplated hereby or thereby or the performance of services thereunder, whether at law or equity, in contract, in tort or otherwise, (iii) agrees not to commence any action, suit or proceeding involving any Lender relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein, (iv) agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient, (v) agrees that any such action shall be governed by, and construed in accordance with, the laws of the state of New York, without regard to the laws that might otherwise govern under applicable principles of conflicts of law, (vi) agrees to waive and hereby waives to the fullest extent permitted by applicable law any right or claim to trial by jury in respect of any such action thereof and (vii) unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding involving any Lender arising out of or relating to this Agreement, the Debt Commitment Letter or the Debt Financing or the transactions contemplated hereby or thereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, the Debt Commitment Letter, the Debt Financing, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(d)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY DEBT FINANCING OBTAINED BY PARENT OR ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6           Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (without any “bounceback” or other notice of nondelivery) and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

Denali Intermediate Holdings, Inc.

c/o Clearlake Capital Group, L.P.

233 Wilshire Blvd., Suite 800

Santa Monica, CA 90401

Email:  [***]

      [***]

with copies to (which shall not constitute notice):

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention:          Mehdi Khodadad; Mark Castiglia; Daniel Belke
Email:                 [***]; [***]; [***]

if to the Company:

Dun & Bradstreet Holdings Inc.

5335 Gate Parkway

Jacksonville, Florida 32256
Attention:        Joe Reinhart

Email: [***]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:       Michael J. Aiello;Amanda Fenster
Email:               [***]; [***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7           Entire Agreement. This Agreement (including any exhibits hereto and the Company Disclosure Letter) and the Confidentiality Agreement, dated September 6, 2024, between the Company and Clearlake Capital Group, L.P. (the “Confidentiality Agreement”) and the Certificate of Merger and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8           No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders to receive, on the terms and subject to the conditions hereof, the Merger Consideration after the Closing, (c) the right of the holders of awards under the Company Stock Plan to receive, on the terms and subject to the conditions hereof, such consideration as provided for in Section 3.5 after the Closing, (d) Section 6.19(h) (Financing), Section 8.5(g) (Liability of Company Related Parties), Section 8.5(h) (Liability of Parent Related Parties), Section 9.2 (Modification or Amendment), Section 9.3 (Waiver), Section 9.5 (Governing Law and Venue; Waiver of Jury Trial) and this Section 9.8 (No Third Party Beneficiaries), which, to the extent applicable to the Company Related Parties, Parent Related Parties or Lenders, are intended to benefit and be enforceable by the Company Related Parties, Parent Related Parties or Lenders (as applicable), and (e) following the valid termination of this Agreement pursuant to ARTICLE VIII, subject to Section 8.5(a) and the last sentence of this Section 9.8, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third party beneficiaries hereunder solely to the extent necessary for this clause (e) to be enforceable), to pursue any damages (including to pursue, to the extent available, damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the stockholders of the Company). Notwithstanding anything herein to the contrary, the rights granted pursuant to clause (e) of this Section 9.8 and the provisions of Section 8.5(a) with respect to any recovery of damages based on the losses suffered by the stockholders of the Company (including damages based on the loss of the economic benefit of the transactions contemplated by this Agreement to the stockholders of the Company) shall only be enforceable on behalf of the stockholders of the Company by the Company in its sole and absolute discretion, as the sole and exclusive agent for the stockholders of the Company; provided that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (i) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to clause (e) of this Section 9.8 and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

9.9           Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action.

9.10         Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction or arbitral panel finds any provision hereof to be invalid or unenforceable, such invalidity or enforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11         Interpretation.

(a)           The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b)           Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was posted to the data room maintained by the Company in connection with the transaction or otherwise provided directly (including through email) to Parent or any of its Representatives by 12:00 p.m., Eastern Time, on the date of the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of any such period is a day other than a Business Day, the period in question shall end and any such step shall be taken by or on the next succeeding Business Day.

(c)           The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12           Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void; provided that, notwithstanding the foregoing, Parent may assign this Agreement, in whole or in part, and any or all of its rights and obligations under this Agreement to any of its controlled Affiliates; provided, however, that no such assignment shall release Parent from liability and obligation under this Agreement.

9.13           Specific Performance.

(a)           The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other, and to enforce specifically the terms and provisions of this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent and Merger Sub under this Agreement (including Section 6.5, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) in addition to any other remedy to which the Company is entitled at law or in equity, including the Company’s right to terminate this Agreement pursuant to ARTICLE VIII and seek money damages (including to seek damages based on loss of the expected economic benefits of the transaction to the Company). Each party further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13. Parent shall cause Merger Sub and each of their respective Affiliates to perform their respective obligations under this Agreement.

(b)           Notwithstanding Section 9.13(a) and subject to the last sentence of this Section 9.13(b), it is explicitly agreed that the Company shall be entitled to specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter to fund the transactions contemplated by this Agreement and consummate the Closing only in the event that (i) all conditions in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those that by their terms are to be satisfied at the Closing) and Parent fails to consummate the Merger on the date the Closing should have occurred pursuant to Section 1.2, (ii) the financing provided for by the Debt Commitment Letter (or, if Alternative Financing is being used in accordance with Section 6.19(d), pursuant to the New Commitment Letter with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has delivered an irrevocable written notice to Parent that all conditions in Section 7.1 and Section 7.3 have been and continue to be satisfied or waived (other than those that by their terms are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions if the Closing is consummated and that it is ready, willing and able to consummate the Closing if specific performance is granted and the Equity Financing and Debt Financing are funded, and (iv) Parent fails to consummate the Merger within two (2) Business Days following receipt of such notice.

(c)           For the avoidance of doubt, in no event shall the exercise of the Company’s or any of its Subsidiaries’ right to seek specific performance pursuant to this Section 9.13 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to ARTICLE VIII or pursue all applicable remedies at law, including seeking payment of the Parent Termination Fee. Notwithstanding the foregoing, in no event shall the Company or any of its Affiliates, directly or indirectly, be permitted or entitled to receive both a grant of specific performance or other equitable relief to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) and the occurrence of the Closing, on the one hand, and payment of any monetary damages (including any monetary damages in lieu of specific performance) pursuant to Section 8.5(a), on the other hand. Unless this Agreement is terminated by the Company in accordance with its terms, Parent may, at Parent’s election, settle, discharge, preclude, obviate and resolve any Proceeding resulting from, relating to or arising out of the termination of the failure of Parent to consummate the Merger when required to do so pursuant to the terms of this Agreement (including any Proceeding with respect to the payment of money damages) by consummating the Merger in accordance with the terms of this Agreement.

9.14         No Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement, the other transactions documents or the transactions contemplated hereby or thereby (including the Equity Financing); (ii) the negotiation, execution or performance of this Agreement or any of the other transaction documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other transaction documents); (iii) any breach or violation of this Agreement or any of the transaction documents; or (iv) any failure of the Merger to be consummated, in each case, may be made only (A) against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other transaction documents, Persons expressly identified as parties to such transaction documents, and any of their respective successors and assigns in accordance with the terms hereof or thereof; and (B) in accordance with, and on the terms and subject to the conditions of, this Agreement or such other transaction documents, as applicable. Notwithstanding anything in this Agreement or any of the other transaction documents to the contrary, each party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the other transaction documents or in connection with the Merger will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the clauses (i) through (iv), it being acknowledged and agreed that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the clauses (i) through (iv), in each case, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in this Agreement, including this Section 9.14): (A) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement; (B) against the Guarantors in accordance with, and pursuant to the terms and conditions of, the Limited Guarantee; (C) against the party to the Equity Commitment Letter in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter; (D) against any Person that is a party to, and solely on the terms and subject to the conditions of, the applicable Voting Agreement; or (E) against the Company, Parent and Merger Sub solely in accordance with, and on the terms and subject to the conditions of, this Agreement.

9.15         Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case, containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receives non-public information of or with respect to the Company and its Subsidiaries to keep such information confidential; provided that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions, or otherwise prohibit the making of, or amendment or modification to, any Acquisition Proposal.

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange or purchase, asset purchase, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction (including any series of transactions) involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of twenty percent (20%) or more of the outstanding Shares, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company and (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the outstanding Shares, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act; provided that with respect to each of Parent and Merger Sub, the term “Affiliate” shall not be deemed to include any portfolio company of any fund managed by the Guarantors.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, including the Foreign Investment and Competition Laws.

“Business Day” means any day of the year on which banks are not required or authorized by Law to close in New York City.

“Company Data” means all data, information, and data compilations contained in the Information Technology Systems or any databases of the Company, including Personal Data and confidential information, that are used, licensed, or owned by, or necessary to the business of the Company.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect has, or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), properties, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole provided that none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Company Material Adverse Effect any adverse change, event, development, circumstance or effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation or commodity prices, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, fires, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the New York Stock Exchange (“NYSE”), provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, event, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (vii) changes in Law, (viii) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), (ix) the taking of any specific action expressly required by this Agreement or taken with Parent’s written consent or the failure to take any specific action expressly prohibited by this Agreement and as for which Parent declined to consent, (x) the announcement or pendency of this Agreement and the Merger, including the specific impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees caused by the specific impact thereof) other than, in each case, for purposes of any representation or warranty set forth therein, Section 4.4(b), (xi) cybersecurity attacks, (xii) any computer hacking, data breaches, ransomware, cybercrime or cyberterrorism effecting or impacting, or outage of or termination by a web-hosting platform or data center provider providing services to the Company or any of its Subsidiaries or their respective businesses (xiii) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby or any demand or proceeding for appraisal or the fair value of the Shares in connection with the transactions contemplated hereby (it being understood and agreed that the exception in this clause (xiii) shall apply to the effects arising out of or relating to the bringing of such litigation and not those arising out of or resulting from an actual breach (or other claim) that is the subject thereof), (xiv) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its employees, (xv) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation, (xvi) supply chain disruptions or (xvii) Parent or Merger Sub’s breach of this Agreement or the Equity Investors’ breach of the Equity Commitment Letter; provided, however that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii), (viii), (xi), (xii) and (xvi) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Plan” means any benefit and compensation plan, policy, program or arrangement, whether formal or informal, written or unwritten, maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees, officers, consultants and individual independent contractors of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any employment, change-in-control, fringe benefit, retention, or similar contract, plan, program, arrangement or policy and each other plan or arrangement providing for compensation, profit-sharing, vacation benefits, paid time off, insurance (including any stop-loss arrangements), health or medical benefits, welfare or fringe benefit, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), incentive and bonus, deferred compensation, stock purchase, retirement, severance, restricted stock, stock option, stock appreciation right, stock based plans or other equity-based agreements, excluding any statutory plans.

“Compliant” means, solely with respect to the financial information referred to in Section 6.19(e) that (a) such financial information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such financial information, in light of the circumstances under which the statements contained in the financial information are made, not misleading, (b) in the case of such financial information delivered prior to the commencement of the Marketing Period (or re-commencement if the Marketing Period terminates prior to its scheduled fifteen (15) consecutive Business Day period and prior to completion of the Debt Financing) in connection with any offering of high yield debt securities as part of the Debt Financing, such financial information is compliant in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act that are applicable to offerings of non-convertible debt securities on a registration statement of the Company to be declared effective by the SEC on the last day of the Marketing Period on Form S-1 that are applicable to such financial information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), and (c) in the case of such financial information delivered prior to commencement of the Marketing Period (or re-commencement if the Marketing Period terminates prior to its scheduled fifteen (15) consecutive Business Day period and prior to completion of the Debt Financing) in connection with the offering of high yield debt securities as part of the Debt Financing, (i) the independent registered public accountants of the Company have not objected to the use of their audit opinions related to any audited financial statements included in such financial information and the independent registered public accountants of the Company have reviewed any interim financial statements included in such financial information in accordance with PCAOB AS 4105, and (ii) such financial information would not be deemed stale or otherwise be unusable under customary practices for a Rule 144A offering of high yield debt securities and are sufficient to permit the independent registered public accountants of the Company to issue, and the independent registered public accountants of the Company have confirmed they are prepared to issue, customary comfort letters (including customary “negative assurance”) upon the “pricing” and “closing” of the debt securities included in the Debt Financing (subject to the completion by such accountants of customary procedures relating thereto).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Director Restricted Stock Award” means each restricted stock award subject to time-based or performance-based vesting conditions, whether vested or unvested, held by a member of the board of directors of the Company other than the Chief Executive Officer.

“Director RSU” means each restricted stock unit subject to time-based or performance-based vesting conditions, whether vested or unvested, held by a member of the board of directors of the Company other than the Chief Executive Officer.

“Environmental Law” means any Law relating to the protection of the environment or natural resources.

“ERISA Affiliate” means any Person that is or, at the relevant time was, treated as a single employer with the Company under Code Section 414(b), (c), (m) or (o).

“Exchange Ratio” means the ratio used to convert Unvested Company Restricted Stock and Unvested Company RSUs into equivalent awards with respect to Parent Common Stock under Section 3.5, calculated based upon the Merger Consideration and the relative share capitalizations of the Company and Parent in order to represent awards having the same economic value.

“Excluded Party” means any Person (or group of Persons) from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Acquisition Proposal the Company’s board of directors has determined in good faith prior to the start of the No-Shop Period Start Date (after consultation with its outside legal counsel and financial advisor) constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to evaluate such Acquisition Proposal would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law; provided, however, that a Person (or group of Persons) shall immediately cease to be an Excluded Party (and all provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) immediately upon the earliest to occur of the following: (i) the negotiations or discussions between the Company and the Excluded Party with respect to the Acquisition Proposal that resulted in such Excluded Party becoming an Excluded Party shall have been terminated or otherwise abandoned, (ii) the Acquisition Proposal submitted by such Person prior to the start of the No-Shop Period Start Date (including as amended, modified or replaced following such submission) is withdrawn in writing (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Acquisition Proposal), (iii) such Acquisition Proposal, in the good faith determination of the Company’s board of directors (after consultation with its outside legal counsel and financial advisor), no longer constitutes or would reasonably be expected to lead to a Superior Proposal, or (iv) until 11:59 p.m., Eastern Time, on the date that is forty-five (45) days following the date of this Agreement.

“FCA” means the UK Financial Conduct Authority and any successor or replacement authority thereto.

“FCA Approval” means, for the FCA Regulated Entity, either: (i) the FCA granting unconditional approval, or approval subject only to those conditions, undertakings or other requirements that Parent deems acceptable in all respects and are thereafter satisfied, in each case in writing in accordance with, as applicable, section 189(4)(a) or section 189(4)(b)(i) of FSMA, to Parent and to any other person who would be, at Closing, acquiring or increasing control in the Company, as such terms are defined in FSMA and the FSMA (Controllers) (Exemption) Order 2009; or (ii) the FCA being treated, by virtue of section 189(6) of FSMA, as having approved the acquisition or increase in control by Parent and any other person who would be, at Closing, acquiring or increasing control in the Company, as such terms are defined in FSMA and the FSMA (Controllers) (Exemption) Order 2009.

“FCA Regulated Entity” means Dun & Bradstreet Limited, a private limited company with registration number 00160043 and incorporated in England and Wales.

“FSMA” means the Financial Services and Markets Act 2000 (as amended and supplemented from time to time).

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including (x) deposits or advances of any kind to such Person, (y) under the Existing Credit Agreement and (z) under the Existing A/R Securitization Agreement); (ii) evidenced by bonds, debentures, notes or similar instruments (including under the Company Notes); (iii) for capitalized leases, synthetic lease obligations (or lease obligations that should have been reflected on the books and records or financial statements of such Person as capitalized or synthetic lease obligations in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination); or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

“Information Technology Systems” means information technology and computer systems owned by the Company or any of its Subsidiaries relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information.

“Intellectual Property” means, collectively, (i) patents and patent applications, (ii) registered or applied for trademarks or service marks and all related goodwill, (iii) domain names, (iv) registered or applied for copyrights and (v) trade secrets under applicable Law, including confidential and proprietary information.

“Intervening Event” means a material effect that was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company prior to the receipt of the Company Requisite Vote; provided, that this definition shall exclude any effect (A) related to any Acquisition Proposal or Superior Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal or Superior Proposal, (B) related to changes in the price or trading volume of the Shares, in and of itself (provided, that the underlying facts or occurrences giving rise or contributing to such change or event may be taken into account when determining whether an Intervening Event has occurred, unless excluded by any other exclusion in this definition), or (C) related to the fact that, in and of itself, the Company exceeds (or fails to meet) any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the underlying facts or occurrences giving rise or contributing to such for the Company exceeding such projections, estimates or expectations may be taken into account when determining whether an Intervening Event has occurred, unless excluded by any other exclusion in this definition).

“Knowledge of the Company” means the knowledge of the individuals identified on Section 9.15(a) of the Company Disclosure Letter.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order, or other similar requirement enacted, adopted or applied by a Governmental Entity.

“Lenders” means the Persons (other than Parent and its Affiliates), if any, that have committed or subsequently commit, after the date hereof, to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing or any Alternative Financing in connection with the transactions contemplated by this Agreement (including any arrangers, agents, underwriters, placement agents, investors or initial purchasers in connection with the Debt Financing or any Alternative Financing), together with their respective Affiliates and their and their Affiliates’ current, former and future officers, directors, general or limited partners, shareholders, members, controlling persons, employees, agents and representatives and the successors and assigns of each of the foregoing.

“Marketing Period” means the fifteen (15) consecutive Business Day period (provided, that (x)(i) such period shall not commence prior to May 5, 2025, (ii) any U.S. market holidays and SEC holidays shall not be included in the calculation of such period and June 20, 2025 and November 28, 2025 shall not be included in the calculation of such period (but for the avoidance of doubt, the exclusion of such dates shall not restart the Marketing Period) and (iii) the period shall have ended on or prior to August 15, 2025 or if such period has not ended on or prior to August 15, 2025, then such period shall not commence prior to September 2, 2025 and (iv) the period shall have ended on or prior to December 12, 2025, or if such period has not ended on or prior to December 12, 2025, then such period shall not commence prior to January 5, 2026) commencing on the Business Day on which Parent has been delivered the Required Financial Information and during which period (i) such Required Financial Information is and remains Compliant, and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1(c), Section 7.2(a), Section 7.2(b) or Section 7.2(d) to fail to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), assuming that the Closing Date were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, that the Marketing Period shall end on any earlier date on which the Debt Financing or any Alternative Financing in lieu thereof as set forth in Section 6.19(d) is obtained. If the Company in good faith reasonably believes that it has delivered the Required Financial Information to Parent that is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within two (2) business days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which portions of the Required Financial Information the Company has not delivered), but without prejudice to the Company’s right to assert that such financial information was in fact delivered. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, prior to the completion of the Marketing Period (i) the Company’s auditor shall have withdrawn, or have notified the Company in writing that they intend to withdraw, any audit opinion contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the auditor or another independent public accounting firm reasonably acceptable to Parent, or (ii) the Company issues a public statement indicating its intent to, or determines that it is required to, restate any historical financial statements of the Company or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity.

“Parent Material Adverse Effect” means any state of facts, event, change, circumstance, development or effect that, individually or in the aggregate, prevents, materially delays beyond the Termination Date, materially impairs or materially interferes with, or materially adversely affects the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the Company Balance Sheet have been established and provided for in accordance with GAAP, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Existing Credit Agreement or the Company Notes (each as in effect on the date hereof), (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (vi) any license, covenant or other right to or under Intellectual Property granted in the ordinary course of business (vii) any Liens occurring under the applicable organizational documents of the Company or its Subsidiaries (each as in effect on the date hereof) and (viii) any liens securing purchase money indebtedness or equipment leases entered into in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any information that identifies or could be used to identify an individual person, in addition to any definition for “personal data,” “personal information” or any similar term provided by applicable Law.

“Privacy Requirements” means (i) all applicable Laws (“Privacy Laws”) and (ii) the Company or any of its Subsidiaries’ written policies and material contractual obligations, in each case of (i) and (ii) relating to the Processing of any Personal Data.

“Processing” means any operation or set of operations performed on any data, whether or not by automated means, including but not limited to receipt, collection, compilation, use, storage, combination, sharing, safeguarding, disposal, erasure, destruction, disclosure or transfer (including cross-border transfer).

“Required Financial Information” means (a) (i) the audited consolidated balance sheet of the Company as of December 31, 2023 and December 31, 2024 and for each fiscal year of the Company occurring after the date hereof and ended at least sixty (60) days before the Closing Date, and (ii) the related audited consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2023 and December 31, 2024 and for each fiscal year of the Company occurring after the date hereof and ended at least sixty (60) days before the Closing Date (the financial statements referred to in clause (i) and (ii), including the footnotes thereto, are collectively referred to as the “Financial Statements”), (b) the unaudited consolidated balance sheet of the Company and the related unaudited consolidated statements of operations and comprehensive income as of and for each of the fiscal quarters (that is not a fiscal year-end) ending after the date of the most recent Financial Statements delivered pursuant to the foregoing clause (a) and at least forty (40) days prior to the Closing Date, and (c) to the extent requested with specificity and in writing, and readily available or in the possession of the Company, such other pertinent and customary financial and other information (including any derived from the historical books and records) of the Company and its Subsidiaries as Parent shall reasonably request of a type and form customarily included in marketing materials for a senior secured bank financing or an offering memorandum with respect to a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act, as applicable, subject to exceptions customary for such financings; provided, that Required Financial Information shall not include any pro forma financial statements or other pro forma financial information of or relating to the Company or to require the Company or any of its Affiliates or Subsidiaries to prepare or deliver any such pro forma statements or information.

“Security Incident” means (i) an information security incident, (ii) a Cybersecurity Incident or (iii) a Data Incident, each as described or defined in the Company’s Incident and Breach Policy; Data Compliance and Ethics Policy in effect as of the date of this Agreement.

“Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date; (ii) such Person will have adequate capital to carry on its business; and (iii) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries; provided that none of the Company or any of its Subsidiaries shall be deemed to be a Subsidiary of Parent.

“Superior Proposal” means any bona fide written offer made by a third party after the date of this Agreement, that, if consummated, would result in such third party (or its stockholders) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Shares (in their capacity as such) from a financial point of view than the Merger (taking into account all of the terms and conditions (including any financing condition or the reliability of any debt or equity funding commitments (including whether or not fully committed)) of, the identity of the third party making, and the likelihood of and expected timing (including the associated impact on the time value of money) for completion of, such proposal and this Agreement (including, if applicable at the time of such determination, any changes to the terms of this Agreement then committed to in writing by Parent in response to such offer or otherwise)) and (ii) reasonably expected to be completed in accordance with the terms of such proposal, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign taxes, profits, franchise, gross receipts, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, use, real and personal property, withholding, excise, value added, transfer, employee, estimated taxes or assessments in the nature of tax, in each case that is imposed by a Governmental Entity, and all interest and penalties, fines and additions to tax (including on account of a failure to file any Tax Return or a correct Tax Return) imposed in connection with any item described in this definition.

“Tax Return” means all returns, reports, forms and information with respect to Taxes (including any information return, claim for refund, declaration of estimated Tax, election or disclosure) filed or supplied, or required to be filed or supplied to a Tax authority relating to Taxes, including any schedules or attachments thereto and amendments thereof.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Willful Breach” means (i) a breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission undertaken or omitted by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s action would, or would reasonably be expected to, result in or constitute a breach of this Agreement or (ii) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing, provided that those conditions would have been satisfied if the Closing were to occur on such date), the willful or intentional failure of the breaching party to consummate the Merger in accordance with Section 1.2 and the other transactions contemplated by this Agreement to be consummated at the Closing in accordance with the terms and conditions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

DUN & BRADSTREET HOLDINGS, INC.

By:	/s/ Joe A. Reinhardt, III
Name: Joe A. Reinhardt, III
Title: Chief Legal Officer

DENALI INTERMEDIATE HOLDINGS, INC.

By:	/s/ Behdad Eghbali
Name: Behdad Eghbali
Title: President

DENALI BUYER, INC.

By:	/s/ Behdad Eghbali
Name: Behdad Eghbali
Title: President

[Signature Page to Agreement and Plan of Merger]